                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-66661

                                3,000,000 Shares


                              INKTOMI CORPORATION
[INKTOMI LOGO]
                                  Common Stock

                               ----------------

  Inktomi Corporation is offering 300,000 shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,700,000 shares. Except as otherwise set forth in "Use of Proceeds", Inktomi will not receive any of the proceeds from the sale of shares by the selling stockholders.

  Inktomi's Common Stock is traded on the Nasdaq National Market under the symbol "INKT". On November 19, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $143.25 per share.

  See "Risk Factors" beginning on page 4 to read about certain factors you should consider before buying shares of the Common Stock.

                               ----------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                        Per Share    Total
                                                        --------- ------------
   Initial public offering price.......................  $140.00  $420,000,000
   Underwriting discount...............................  $  5.60  $ 16,800,000
   Proceeds, before expenses, to Inktomi...............  $134.40  $ 40,320,000
   Proceeds, before expenses, to the selling
    stockholders.......................................  $134.40  $362,880,000

  The underwriters may, under certain circumstances, purchase up to an additional 450,000 shares from Inktomi at the initial public offering price less the underwriting discount.

                               ----------------

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on November 25, 1998.

GOLDMAN, SACHS & CO.

                 BT ALEX. BROWN

                                   HAMBRECHT & QUIST

                                                             MERRILL LYNCH & CO.

                               ----------------

                      Prospectus dated November 19, 1998.

                               INSIDE FRONT COVER

Short description of the company with the "Inktomi" logo. Background includes names of partners: Yahoo!, RealNetworks, C/Net, GeoCities, HotBot, Grolier, @Home Network, Digex, Sun Microsystems, Telenor, Microsoft, NTT, Compaq/Digital and America Online.

  "Inktomi develops and markets scalable software designed for use by the world's largest Internet infrastructure and media companies. Inktomi's innovative software delivers high performance and scalability at a significant cost savings by leveraging Inktomi's coupled cluster software architecture and dataflow technology. Inktomi's applications include the world's largest search engines, online comparison shopping solutions and carrier-class network cache software."


                                   [ART WORK]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the Common Stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                              INKTOMI CORPORATION

  We are a leading provider of software applications designed to address the challenges posed by the explosive growth in the number of end users, documents, transactions and services on the Internet and private networks. We currently have three software applications. Traffic Server, our large-scale network cache, is designed to help Internet service providers and telecommunications carriers alleviate capacity constraints on their networks by storing frequently requested data closer to end users. Our powerful, award-winning search engine enables Internet portals and other web site customers to provide a vari-ety of search services to end users. Our newest software application, an Internet shopping engine that we recently acquired, is expected to be commer-cially available in the first calendar quarter of 1999. We are designing the shopping engine to enable Internet portals and other web site customers to of-fer a comparative shopping experience for end users, including the ability to access product information, compare prices and make purchases online.

                                  THE OFFERING

  The following information assumes that the underwriters do not exercise the option granted by Inktomi to purchase additional shares in the offering. See "Underwriting".

Shares offered by Inktomi.....................................    300,000 shares
Shares offered by the selling stockholders....................  2,700,000 shares

Shares to be outstanding after the offering(1).............. 23,688,372 shares
Nasdaq National Market symbol............................... "INKT"
Use of proceeds............................................. For general corporate purposes,
                                                             principally working
                                                             capital and capital
                                                             expenditures.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED
                                         FEBRUARY 2, 1996    SEPTEMBER 30,
                                          (INCEPTION) TO   ------------------
CONSOLIDATED STATEMENT OF OPERATIONS    SEPTEMBER 30, 1996   1997      1998
DATA:                                   ------------------ --------  --------
Total revenues.........................      $   530       $  5,785  $ 20,426
Operating loss.........................       (3,431)       (10,181)  (22,782)
Net loss...............................       (3,534)       (10,377)  (22,355)
Basic and diluted net loss per
 share(2)..............................                    $  (0.80) $  (1.15)
Shares used in computing basic and di-
 luted net loss per share(2)...........                      12,977    19,360

                                                          SEPTEMBER 30, 1998
                                                        ----------------------
                                                        ACTUAL  AS ADJUSTED(3)
CONSOLIDATED BALANCE SHEET DATA:                        ------- --------------
Cash, cash equivalents, and short-term investments..... $47,436    $87,156
Working capital........................................  34,393     74,113
Total assets...........................................  70,641    110,361
Debt and capital lease obligations, less current por-
 tion..................................................   8,696      8,696
Total stockholders' equity.............................  43,270     82,990

-------
(1) The following information is based on shares outstanding as of September 30, 1998. It excludes 3,289,510 shares of Common Stock reserved for issuance under Inktomi's stock option and stock purchase plans, of which 2,682,360 shares were subject to outstanding options as of September 30, 1998, and 729,806 shares of Common Stock issuable upon exercise of outstanding warrants. See "Capitalization", "Management--Incentive Stock Plans", "Description of Capital Stock" and Notes 9 and 10 to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.
(3) As adjusted reflects the application of the net proceeds from the sale of 300,000 shares of Common Stock by Inktomi in this offering and after deducting the underwriting discount and estimated offering expenses.

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

LIMITED OPERATING HISTORY

  Inktomi was founded in February 1996 and has a limited operating history. An investor in our Common Stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These risks include our:

 .  substantial dependence on products with only limited market acceptance;

 .  need to expand our sales and support organizations;

 .  competition;

 .  need to manage changing operations;

 .  customer concentration;

 .  reliance on strategic relationships; and

 .  dependence upon key personnel.

  We also depend on the growing use of the Internet for commerce and communication and on general economic conditions. We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES

  We incurred net losses of $3.5 million for the period from inception through September 30, 1996, $10.4 million for the year ended September 30, 1997, and $22.4 million for the year ended September 30, 1998. As of September 30, 1998, we had an accumulated deficit of $36.3 million. We have not achieved profitability and expect to continue to incur net losses for at least the next several quarters. We expect to continue to incur significant sales and marketing, product development and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUBSTANTIAL DEPENDENCE ON TRAFFIC SERVER; UNCERTAINTY OF MARKET ACCEPTANCE

  Our future growth substantially depends on the commercial success of our Traffic Server network cache product, which we have licensed to only a small number of customers. We are initially targeting telecommunications carriers and Internet service providers for our Traffic Server product. The market for large-scale network caching is in its infancy, and we are not certain that our target customers will widely adopt and deploy caching technology throughout their networks. Even if they do so, they may not choose our Traffic Server network cache product for technical, cost, support or other reasons. Although we have tested our Traffic Server product prior to making it available to customers, we cannot be certain that we have found and fixed all significant performance errors. If our target customers do not widely adopt and purchase our Traffic Server product, our business, financial condition and results of operations will be adversely affected.

LONG SALES CYCLE FOR TRAFFIC SERVER

  To date, our customers have taken a long time to evaluate Traffic Server and many people have been involved in the process. Along with our distribution partners, we spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of Traffic Server. Even after purchase, our customers tend to deploy Traffic Server slowly and deliberately, depending on the skill set of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy Traffic Server. The long sales and implementation cycles for Traffic Server may cause license revenues and operating results to vary significantly from period to period.

NEED TO EXPAND SALES AND SUPPORT ORGANIZATIONS

  We will need to substantially expand our direct and indirect sales operations, both domestically and internationally, in order to increase market awareness and sales of our products. Our products and services require a sophisticated sales effort targeted at several people within our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. We have entered into agreements with only a small number of distribution partners. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that these distribution partners will devote adequate resources to selling our products.

  Similarly, the complexity of our products and the difficulty of installing them require highly trained customer service and support personnel. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet.

RISKS ASSOCIATED WITH INTERNET SEARCH ENGINE SERVICE

  Our search services revenues result primarily from the number of end-user searches that are processed by our search engine and the level of advertising revenue generated by our Internet portal and other web site customers. Our agreements with customers do not require them to direct end users to our search services or to use the search service at all. Accordingly, revenues from search services are highly dependent upon the willingness of customers to promote and use the search services we provide, the ability of our customers to attract end users to their online services, the volume of end-user searches that are processed by our search engine, and the ability and willingness of customers to sell advertisements on the Internet pages viewed by end users.

  Our search contracts require us to meet specific requirements, including the features provided, performance, the size of the Internet database maintained, the frequency of updating the search database and reliability. If we do not meet these specifications, customers may cancel our service. We provide our search engine services from multiple data centers. Circumstances outside of our control such as fires, earthquakes, power failures, telecommunications failures, sabotage and similar events could occur that may bring down one or more of our data centers. For example, in June 1998, lightning struck the facility housing our data center in Virginia and interrupted service from this center. Service interruptions for any reason would reduce our revenues and could result in contract cancellations.

QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

  Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

 .  demand for our products and services;

 .  the timing of sales of our products and services;

 .  changes in the growth rate of Internet usage;

 .  delays in introducing new products and services;

 .  new product introductions by competitors;

 .  changes in our pricing policies or the pricing policies of our competitors;

 .  the mix of products and services sold;

 .  the mix of sales channels through which our products and services are sold;

 .  the mix of domestic and international sales;

 .  costs related to acquisitions of technology or businesses; and

 . economic conditions generally as well as those specific to the Internet and related industries.

  Quarterly revenues and operating results generated by our search engine business generally depend on per-query fees and shared advertising revenues received from our search engine customers within the quarter. Advertising revenues generated by our customers are pursuant to short-term contracts and are subject to seasonal trends in advertising sales. Revenues from per-query fees depend on the volume of end-user search queries processed by our search engine. Reduced advertising sales, a low level of usage by end users or the cancellation or deferral of any customer contract would reduce our expected revenues, which could adversely affect our quarterly financial performance.

  We expect that a significant portion of our future revenues will come from licenses of Traffic Server. We further expect that such revenues will come from licenses of Traffic Server to a small number of customers. The volume and timing of orders are difficult to predict because the market for Traffic Server is in its infancy and the sales cycle may vary substantially from customer to customer. The cancellation or deferral of even a small number of licenses of Traffic Server would reduce our expected revenues, which would adversely affect our quarterly financial performance. To the extent significant sales occur earlier than expected, operating results for later quarters may not compare favorably with operating results from earlier quarters.

  We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, establish new search engine data centers, develop new distribution channels, and fund greater levels of research and development. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above or for any other reason could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

  Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our Common Stock may fall.

OUR MARKETS ARE HIGHLY COMPETITIVE

  We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition in the overall network infrastructure market as well as the network cache and Internet search segments of this market. In addition, we have recently entered the online comparison shopping business and expect to face competition in this market as well. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

  In the network cache market, we compete with several companies, including CacheFlow, Inc., Cisco Systems, Inc., Microsoft Corporation, Mirror Image Internet, Inc., Netscape Communications Corp., Network Appliance, Inc., Novell, Inc., and Spyglass, Inc. We also compete against freeware caching solutions including CERN, Harvest and Squid. We are aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with Traffic Server. We believe that Traffic Server may face competition from other providers of hardware and software offering competing solutions to network infrastructure problems, including networking hardware and companion software manufacturers such as Ascend Communications, Inc., Bay Networks, Inc., Ciena Corporation and IBM Corporation; hardware manufacturers such as Digital Equipment Corporation, Hewlett-Packard Company, Intel Corporation, Motorola, Inc. and Sun Microsystems, Inc.; telecommunications providers such as AT&T, Inc., MCI Worldcom, Inc., and regional Bell operating companies; cable TV/communications providers such as Continental Cablevision, Inc., TimeWarner, Inc. and regional cable operators; software database companies such as Informix Corporation, Oracle Corporation and Sybase, Inc.; and large diversified software and technology companies including Microsoft, Netscape and others. Cisco Systems, Microsoft and Netscape provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which we compete.

  We compete with a number of companies to provide Internet search services, many of which have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading online services and advertisers, and have secured greater presence in distribution channels. Competitors that offer search services to online service providers include Digital Equipment (Alta Vista), Excite, Inc., Infoseek Corporation, Lycos Corporation, and Northern Light, Inc., among others. In addition, large media companies such as The Walt Disney Company and NBC Enterprises have recently made investments in Internet search engine companies and we believe that other large media enterprises may enter or expand their presence in the Internet search engine market, either directly or indirectly through collaborations or other strategic alliances.

  The market for our shopping engine application is rapidly evolving and intensely competitive. Our current and potential competitors include other providers of shopping technologies and services including Jango.com, owned by Excite, Junglee, recently acquired by Amazon.com, Inc., and mySimon.com, Inc.; and various online retailers and aggregators of merchandise including Amazon.com, Bottom Dollar, owned by WebCentric, Inc., eBay, Inc., InfoSpace.com, Inc. and Yahoo! Inc. We believe the principal factors that will draw end users to an online shopping application include brand availability, selection, personalized services, convenience, price, accessibility, customer services, quality of search tools, quality of content, and reliability and speed of fulfillment for products ordered. We will have little or no control over many of these factors.

  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by us. Also, current and potential competitors have greater name recognition, more extensive customer bases that could be leveraged, and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

RISKS ASSOCIATED WITH INTERNET SHOPPING ENGINE

  In September 1998, we acquired C/2/B Technologies Inc. to accelerate our entry into the online comparison shopping business. Our Internet shopping engine is still under development and is not yet commercially available. Like our Internet search engine, we plan to make our Internet shopping engine available to Internet portals and other web site customers and will not develop our own branded online shopping site. We are developing the shopping engine to enable Internet portals and other web site customers to provide shopping services to their end users. This is our first acquisition and we are in the process of integrating the operations of our two companies, including the approximately 30 former employees of C/2/B Technologies.

  We are still developing the business model for our shopping engine and anticipate that revenues will be generated from revenue sharing arrangements with online merchants, and Internet portals and other web site customers using the shopping engine. The success of our shopping engine will depend on our ability to establish strong relationships with customers and online merchants, the dollar volume of online purchases generated by participating merchants, and the level of advertising revenues generated by customers. In addition, the shopping engine will need to collect and organize vast amounts of electronic information from online merchants and publishers of comparative product information, which is a highly complex task. Developing these capabilities and other required features for the shopping engine will require significant additional expenses and management and development resources. We cannot be certain that our entry into the online shopping business will be successful.

NEED TO MANAGE CHANGING OPERATIONS

  Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. At September 30, 1997, we had a total of 67 employees and at September 30, 1998 we had a total of 185 employees. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

  In October 1998, we entered into an 11-year lease for 177,000 square feet of new office space in Foster City, California. We anticipate that the lease will commence in June 1999. The lease is for substantially more space than we will need for the next several years. The commercial real estate market in San Mateo County, California is volatile and unpredictable in terms of rental fees, occupancy rates and preferred locations. If we fail to sublease a significant portion or all of our existing space or a substantial portion of our new space, we will incur substantial additional operating expense during the lease term.

DEPENDENCE UPON KEY PERSONNEL

  We intend to hire a significant number of additional sales, support, marketing, and research and development personnel in calendar 1999 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially our founders. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

CUSTOMER CONCENTRATION

  We have generated a substantial portion of our historical search services revenues and network applications revenues from a limited number of customers. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, if we lose a major customer, or in the case of our search engine business, if there is a decline in usage of any customer's search service, our revenues would be adversely affected. In addition, we cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period.

RISKS OF INFRINGEMENT AND PROPRIETARY RIGHTS

  Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end users from a central location. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. These claims have been threatened against us from time to time, and have been brought, and sometimes successfully pressed, against online service providers in the past. It is also possible that if any information provided through our search engine or shopping engine, or information that is copied and stored by customers that have deployed Traffic Server, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

  Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

  Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Lycos recently announced that it is the exclusive licensee of a patent covering a method of crawling information on the Internet, and that it may bring actions against companies that it believes are infringing this patent in the future. We also believe that many of our competitors in the network cache business have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. We cannot be certain that Lycos or other third parties will not make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

  We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key hardware and software vendors, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities. If we are unable to develop key relationships or maintain and enhance existing relationships, we may have difficulty selling our products and services.

  In July 1997, we entered into a series of agreements with Microsoft whereby Microsoft selected our technology as the basis for the Internet search services to be provided by Microsoft. Federal and state regulatory authorities have recently initiated broad antitrust actions against Microsoft. We cannot predict to what extent these antitrust actions may affect our relationship with Microsoft, although these actions may narrow the scope of Internet sites and applications where Microsoft may incorporate our Internet search engine services.

  We have from time to time licensed minor components from others such as reporting functions and security features and incorporated them into our products. If these licensed components are not maintained, it could impair the functionality of our products and require us to obtain alternative products from other sources or to develop this software internally, either of which could involve costs and delays as well as diversion of engineering resources.

RAPID TECHNOLOGICAL CHANGE

  The network infrastructure market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Material delays in introducing new products and enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  We market and sell our products in the United States and internationally. We have established a subsidiary located in England to market and sell our products in Europe. We have offices in Germany and Japan to market and sell our products in those countries and surrounding regions. We plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including:

 .  the impact of recessions in economies outside the United States;

 . greater difficulty in accounts receivable collection and longer collection periods;

 .  unexpected changes in regulatory requirements;

 .  difficulties and costs of staffing and managing foreign operations;

 .  reduced protection for intellectual property rights in some countries;

 .  potentially adverse tax consequences; and

 .  political and economic instability.

  Our international revenues are generally denominated in local currencies. We do not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, future fluctuations in currency exchange rates may adversely affect revenues from international sales.

YEAR 2000 RISKS

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  We are in the early stages of assessing our Year 2000 readiness. We have only conducted a preliminary investigation and performed limited testing to determine whether our Traffic Server and search engine software are Year 2000 compliant. We have not performed any evaluation regarding our shopping engine application. Our software products operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. Despite preliminary investigation and testing by us and our partners, our software products and the underlying systems and protocols running our products may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue, interruption of search or shopping services, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  We intend to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to Inktomi or our existing stockholders.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply tothe Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

DISCRETION AS TO USE OF PROCEEDS

  Our management can spend most of the proceeds from this offering in ways with which the stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds".

POTENTIAL VOLATILITY OF STOCK PRICE

  The market price of our Common Stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our Common Stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources. See "Price Range of Common Stock".

CONTROL BY OFFICERS AND DIRECTORS

  Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 35.6% of our outstanding Common Stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal and Selling Stockholders".

BENEFITS OF THE OFFERING TO SELLING STOCKHOLDERS

  Several of our stockholders are selling shares in this offering. The average price per share paid by existing Inktomi stockholders is $3.52. The net price per share paid to the selling stockholders in this offering is $134.40. Therefore, the average realized gain per share to the selling stockholders is $130.88.

ANTITAKEOVER PROVISIONS

  Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

SHARES ELIGIBLE FOR FUTURE SALE

  If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our Common Stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 23,688,372 shares of Common Stock (based upon shares outstanding as of September 30, 1998), assuming no exercise of the Underwriters' over- allotment option and no exercise of outstanding options or warrants after September 30, 1998. Of these shares, the 3,000,000 shares sold in this offering, together with the 2,592,100 shares sold in our initial public offering in June 1998 and the 791,540 shares that were released from the initial public offering lock-up agreements in October 1998, are freely tradable. This leaves 17,304,732 shares eligible for sale in the public market as follows:

 NUMBER OF SHARES                       DATE
 ----------------  ---------------------------------------------
 3,535,655........ December 8, 1998
 9,735,271........ 90 days from the date of this prospectus
 2,685,433........ At various times thereafter through June 1999
 964,022.......... September 25, 1999

  The table above excludes 384,351 shares held by employees that are subject to repurchase in the event of termination of employment. The repurchase option lapses over time in accordance with the vesting schedule for each employee. See "Management--Incentive Stock Plans", "Shares Eligible for Future Sale" and "Underwriting".

NO INTENTION TO PAY DIVIDENDS

  We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy".

                                USE OF PROCEEDS

  The net proceeds to Inktomi from the sale of the 300,000 shares of Common Stock offered by Inktomi are estimated to be $39,720,000 at the initial public offering price of $140.00 per share, after deducting the underwriting discount and estimated offering expenses payable by Inktomi ($100,200,000 if the over-allotment option is exercised in full).

   Inktomi expects to use the net proceeds from this offering for working cap-ital and general corporate purposes. In addition, Inktomi may use a portion of the net proceeds to acquire complementary products, technologies or business-es; however, it currently has no commitments or agreements and is not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, Inktomi intends to invest the net proceeds in interest-bearing, investment-grade securities. Inktomi will not receive any proceeds from the sale of the shares being sold by the selling stockholders, with the exception of proceeds to be paid by certain selling stockholders in accordance with the requirements of Section 16 of the Securities Exchange Act of 1934, as amended. See "Certain Transactions" and "Principal and Selling Stockholders".

                          PRICE RANGE OF COMMON STOCK

  Inktomi's Common Stock has been quoted on the Nasdaq National Market under the symbol INKT since Inktomi's initial public offering on June 10, 1998. Prior to such time, there was no public market for the Common Stock of Inktomi. The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- --------
FISCAL YEAR 1998
 Third Quarter (from June 10, 1998)...........................  $ 45.75 $  18.00
 Fourth Quarter...............................................  $ 88.75 $  39.00
FISCAL YEAR 1999
 First Quarter (through November 19, 1998)....................  $158.50 $ 53.125

  On November 19, 1998, the reported last sale price of the Common Stock on the Nasdaq National Market was $143.25 per share. As of September 30, 1998, there were approximately 356 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

  Inktomi has never declared or paid any dividends on its capital stock. Inktomi currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The covenants made by Inktomi under its existing line of credit prohibit the payment of dividends.

                             CORPORATE INFORMATION

  Inktomi was incorporated in California in February 1996 and was reincorporated in Delaware in February 1998. References in this prospectus to "Inktomi", "we", "our", and "us" refer to Inktomi Corporation, a Delaware corporation; its predecessor, Inktomi Corporation, a California corporation; Inktomi Limited, its wholly owned subsidiary located in England; and C/2/B Technologies Inc. Inktomi's principal executive offices are located at 1900 S. Norfolk Street, Suite 310, San Mateo, California 94403 and Inktomi's telephone number is (650) 653-2800. Information contained on Inktomi's web site does not constitute part of this prospectus.

  Inktomi and the Inktomi logo are registered trademarks of Inktomi. Traffic Server and Scaling the Internet are trademarks of Inktomi. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Inktomi as of September 30, 1998 on an actual basis and on an as adjusted basis to give effect to the receipt by Inktomi of the estimated net proceeds from the sale of 300,000 shares of Common Stock offered by Inktomi hereby at the initial public offering price of $140.00 per share:

                                                      SEPTEMBER 30, 1998
                                                    --------------------------
                                                     ACTUAL      AS ADJUSTED
                                                    -----------  -------------
                                                    (DOLLARS IN THOUSANDS)
Long-term obligations, less current portion........ $     8,696   $     8,696
Stockholders' equity:
  Common Stock: $0.001 par value; authorized:
   100,000,000; issued and outstanding: 23,388,372,
   actual; 23,688,372, as adjusted(1)..............          23            24
Additional paid-in capital.........................      82,385       122,104
Deferred compensation and other....................      (2,871)       (2,871)
Accumulated deficit................................     (36,267)      (36,267)
                                                    -----------   -----------
Total stockholders' equity.........................      43,270        82,990
                                                    -----------   -----------
Total capitalization............................... $    51,966   $    91,686
                                                    ===========   ===========

--------
(1) Excludes 3,289,510 shares of Common Stock reserved for issuance under Inktomi's stock option and stock purchase plans, of which 2,682,360 shares were subject to outstanding options as of September 30, 1998, and 729,806 shares of Common Stock issuable upon exercise of outstanding warrants. See "Management--Incentive Stock Plans", "Description of Capital Stock" and Notes 9 and 10 of Notes to Consolidated Financial Statements.

                                    DILUTION

  The net tangible book value of Inktomi as of September 30, 1998 was $43.3 million or approximately $1.85 per share. Net tangible book value per share represents the amount of Inktomi's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the net tangible book value per share of Common Stock immediately after the completion of this offering. After giving effect to the sale of the 300,000 shares of Common Stock offered by Inktomi hereby at the initial public offering price of $140.00 per share and after deducting the underwriting discount and estimated offering expenses payable by Inktomi, the net tangible book value of Inktomi at September 30, 1998 would have been $83.0 million or approximately $3.50 per share. This represents an immediate increase in net tangible book value of $1.65 per share to existing stockholders and an immediate dilution of $136.50 per share to new investors of Common Stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share....................................       $140.00
  Net tangible book value per share as of September 30, 1998....... $1.85
  Increase per share attributable to new investors(1)..............  1.65
                                                                    -----
Net tangible book value per share after the offering(1)............          3.50
                                                                          -------
Dilution per share to new investors(1).............................       $136.50
                                                                          =======

--------
(1) This table excludes 3,289,510 shares of Common Stock reserved for issuance under Inktomi's stock option and stock purchase plans, of which 2,682,360 shares were subject to outstanding options as of September 30, 1998, and 729,806 shares of Common Stock were issuable upon exercise of outstanding warrants. See "Capitalization", "Management--Incentive Stock Plans", "Description of Capital Stock" and Notes 9 and 10 of Notes to Consolidated Financial Statements.

  The following table sets forth, as of September 30, 1998, the differences between the number of shares of Common Stock purchased from Inktomi, the total consideration paid and the average price per share paid by existing holders of Common Stock and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by Inktomi, at the initial public offering price of $140.00 per share.

                           SHARES PURCHASED                             AVERAGE PRICE
                         ---------------------  TOTAL CONSIDERATION  --------------------
                           NUMBER   PERCENTAGE AMOUNT (IN THOUSANDS) PERCENTAGE PER SHARE
                         ---------- ---------- --------------------- ---------- ---------
Existing
 stockholders(1)........ 23,388,372    98.7%         $ 82,408           66.2%    $ 3.52
New investors(1)........    300,000     1.3            42,000           33.8     140.00
                         ----------   -----          --------          -----
  Total................. 23,688,372   100.0%         $124,408          100.0%
                         ==========   =====          ========          =====

--------
(1) Sales by the selling stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 20,688,372 or approximately 87.3% (approximately 85.7%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding upon the closing of this offering, and the number of shares held by new public investors will be 3,000,000 or approximately 12.7% (3,450,000 shares, or approximately 14.3%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders".

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Inktomi Corporation and the Notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the period from February 2, 1996 (inception) to September 30, 1996 and for the fiscal years ended September 30, 1997 and 1998 have been derived from the audited financial statements of Inktomi Corporation included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, Independent Accountants. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   FEBRUARY 2, 1996
                                    (INCEPTION) TO          YEAR ENDED
                                     SEPTEMBER 30,         SEPTEMBER 30,
                                   ---------------   --------------------------
                                         1996          1997          1998
                                   ---------------   ------------  ------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenues:
  Network applications...........      $        --   $         60  $      7,962
  Search services................              530          5,725        12,464
                                       -----------   ------------  ------------
    Total revenues...............              530          5,785        20,426
Operating expenses:
  Cost of revenues...............              239          1,512         4,816
  Sales and marketing............              898          7,835        21,452
  Research and development.......            1,483          5,134        12,173
  General and administrative.....            1,341          1,485         3,749
  Acquisition-related charges....               --             --         1,018
                                       -----------   ------------  ------------
    Total operating expenses.....            3,961         15,966        43,208
                                       -----------   ------------  ------------
Operating loss...................           (3,431)       (10,181)      (22,782)
Interest income (expense), net...             (102)          (194)          428
                                       -----------   ------------  ------------
Loss before income taxes.........           (3,533)       (10,375)      (22,354)
Provision for income taxes.......                1              2             1
                                       -----------   ------------  ------------
Net loss.........................      $    (3,534)  $    (10,377) $    (22,355)
                                       ===========   ============  ============
Basic and diluted net loss per
 share(1)........................                    $      (0.80) $      (1.15)
                                                     ============  ============
Weighted average shares outstand-
 ing used in computing per share
 calculation(1)..................                          12,977        19,360
                                                     ============  ============

                                                             SEPTEMBER 30, 1998
                                                             ------------------
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........      $47,436
Working capital.............................................       34,393
Total assets................................................       70,641
Debt and capital lease obligations, less current portion....        8,696
Total stockholders' equity..................................       43,270

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words, "expects", "anticipates", "intends", "believes" and similar language. Inktomi's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited, to the risks discussed in the section titled "Risk Factors" in this prospectus.
                                    OVERVIEW

  Inktomi was incorporated in February 1996 to develop and market scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. From February 1996 to May 1996, Inktomi's operations consisted primarily of start-up activities, including research and development of Inktomi's core coupled cluster software architecture and dataflow technology, personnel recruiting and capital raising. In May 1996, Inktomi released the first commercial application based on its core technology, an Internet search engine that enables customers to provide a variety of online search services to end users. In December 1997, Inktomi began licensing Traffic Server, Inktomi's second application, a large-scale network cache designed to address capacity constraints in high-traffic network routes. In September 1998, Inktomi acquired C/2/B Technologies, a developer of online shopping technology, to accelerate its entry into the online comparison shopping business. The transaction was accounted for as a pooling of interests. Financial results for all periods have been restated to reflect combined operations.

  Network applications revenues are composed of Traffic Server license, consulting, support and maintenance fees. Traffic Server license fees are generally recognized upon shipment of the software. Consulting, support and maintenance fees are recognized ratably over the service period. Inktomi generates search services revenues through a variety of contractual arrangements, which include per-query search fees, search service hosting fees, advertising revenue, license fees and/or maintenance fees. Per-query, hosting and maintenance fees revenues are recognized in the period earned, and advertising revenues are recognized in the period that the advertisement is displayed. Online shopping has not generated revenues to date.

  Inktomi has a limited operating history. Inktomi incurred a net loss of $3.5 million for the period from inception through September 30, 1996, $10.4 million for the year ended September 30, 1997, and $22.4 million for the year ended September 30, 1998. As of September 30, 1998, Inktomi had an accumulated deficit of $36.3 million. Inktomi has not achieved profitability on a quarterly or annual basis, and Inktomi anticipates that it will incur net losses for at least the next several quarters. Inktomi expects to continue to incur significant sales and marketing, product development and administrative expenses and, as a result, will need to generate significant quarterly revenues to achieve and maintain profitability.

  Inktomi has generated a substantial portion of its historical search services revenues and network applications revenues from a limited number of customers. Inktomi expects that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future.

                             RESULTS OF OPERATIONS

  The following table sets forth the results of operations for Inktomi expressed as a percentage of revenues. Inktomi's historical operating results are not necessarily indicative of the results for any future period.

                                                                 YEAR ENDED
                                                                SEPTEMBER 30,
                                                               ---------------
                                                                1997     1998
                                                               ------   ------
Revenues:
  Network applications........................................      1 %     39 %
  Search services.............................................     99       61
                                                               ------   ------
    Total revenues............................................    100      100
Operating expenses:
  Cost of revenues............................................     26       24
  Sales and marketing.........................................    135      105
  Research and development....................................     89       60
  General and administrative..................................     26       18
  Acquisition-related charges.................................    --         5
                                                               ------   ------
    Total operating expenses..................................    276      212
                                                               ------   ------
Operating loss................................................   (176)    (112)
Interest income (expense), net................................     (3)       2
                                                               ------   ------
Loss before income taxes......................................   (179)    (110)
Provision for income taxes....................................    --       --
                                                               ------   ------
Net loss......................................................   (179)%   (110)%
                                                               ======   ======

                                    REVENUES

  Total revenues were $20.4 million in the year ended September 30, 1998, an increase of $14.6 million or 253% over the year ended September 30, 1997. Four customers each represented over 10% and, in the aggregate, 77% of total revenues for the year ended September 30, 1998. For the year ended September 30, 1997, two customers accounted for approximately 92% of total revenues.

  Network applications revenues totaled $8.0 million in fiscal 1998. Most of these revenues represented new Traffic Server license sales. There were minimal network applications revenues in fiscal 1997. Search services revenues totaled $12.5 million in fiscal 1998, representing a 118% increase over the prior year. Most of this increase came from the provision of search services to new customers and, to a lesser extent, an increase in revenues from existing customers.

  A significant portion of search revenues are derived from the HotBot search service maintained by Inktomi and marketed by Wired Digital, Inc. A portion of the advertising on the HotBot site is exchanged for advertisements on the Internet sites of other companies. The value of these advertisements is recognized as barter revenue by Inktomi. Barter revenues represented 27% of total revenues in fiscal 1997 and 9% in fiscal 1998. Inktomi anticipates that barter revenue will comprise a decreasing percentage of total revenues in future years.

                                    EXPENSES

COST OF REVENUES

  Cost of revenues consists primarily of expenses related to the operation of Inktomi's search services, which comprise depreciation and network charges. Cost of revenues was $4.8 million for fiscal 1998, an increase of $3.3 million or 219% from fiscal 1997. The increase was due primarily to increased depreciation and network charges resulting from expansions of Inktomi's data center in California during fiscal 1998, and the addition of a new service facility in Virginia in the third quarter of fiscal

1998. Inktomi expects cost of revenues to increase substantially in absolute dollars in the next few quarters as a result of expanded cluster operation costs.

SALES AND MARKETING EXPENSES

  Sales and marketing expenses consist of personnel and related costs for Inktomi's direct sales force and marketing staff and marketing programs, including trade shows and advertising. Sales and marketing expenses also include marketing costs related to Inktomi's support of the HotBot search site. Sales and marketing expenses were $21.5 million in fiscal 1998, an increase of $13.6 million or 174% from fiscal 1997. This increase was primarily due to an increase in the number of sales and marketing personnel in the United States and abroad, increased HotBot marketing expenses and other customer-related costs, and expenses incurred in connection with attendance at trade shows and additional marketing programs. Inktomi expects that sales and marketing expenses will increase substantially in absolute dollars over the next year as Inktomi hires additional sales and marketing personnel, initiates additional marketing programs to support its Traffic Server product and establishes sales offices in additional domestic and international locations.

RESEARCH AND DEVELOPMENT EXPENSES

  Research and development expenses consist primarily of personnel and related costs for Inktomi's development and technical support efforts. Research and development expenses were $12.2 million in fiscal 1998, an increase of $7.0 million or 137% over fiscal 1997. The increase was primarily due to an increase in the number of research and development personnel to support expansion of Inktomi's search engine and network application businesses, initial online shopping development, and increases in quality assurance, technical support and technical publications personnel. Inktomi believes significant investment in research and development is essential to its future success and expects that research and development expenses will increase in absolute dollars in future periods. Inktomi has not capitalized any software development expenses to date.

GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, human resources, facilities and legal. General and administrative expenses totaled $3.7 million in fiscal 1998, an increase of $2.3 million or 152% over fiscal 1997. This increase was due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs incurred in connection with business activities.

ACQUISITION-RELATED CHARGES

  In the fourth quarter of fiscal 1998, Inktomi incurred expenses of $1.0 million related to its merger with C/2/B Technologies. The charge comprised C/2/B Technologies' financial advisory fees, facilities consolidation costs, and legal and accounting fees related to the transaction. Of the total charge, $0.7 million of the expenses were paid in fiscal 1998.

INTEREST INCOME AND EXPENSE, NET

  Interest income and expense, net includes income on Inktomi's cash investments net of expenses related to Inktomi's financing obligations. Interest income, net totaled $0.4 million of income in fiscal 1998. This total compares with a net expense of $0.2 million in fiscal 1997. Most of this increase was generated from interest income on proceeds from Inktomi's June 1998 initial public offering and preferred stock issuances, partially offset by increased interest charges on debt and capital lease obligations.

INCOME TAXES

  As of September 30, 1998, Inktomi had $31.5 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards expire through 2018.

                        QUARTERLY RESULTS OF OPERATIONS

  The following table presents Inktomi's operating results for each of the eight quarters in the period ending September 30, 1998. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements of Inktomi Corporation and the Notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------------
                          DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                            1996      1997      1997      1997      1997      1998      1998      1998
                          --------  --------  --------  --------- --------  --------  --------  ---------
                                                       (IN THOUSANDS)
Revenues
 Network applications...  $   --    $   --    $   --     $    60  $    70   $   621   $ 3,062    $ 4,209
 Search services........    1,138     1,144     1,521      1,922    2,352     2,834     3,233      4,045
                          -------   -------   -------    -------  -------   -------   -------    -------
 Total revenues.........    1,138     1,144     1,521      1,982    2,422     3,455     6,295      8,254
Operating expenses
 Cost of revenues.......      186       280       358        688      794       901     1,276      1,845
 Sales and marketing....    1,660     1,264     2,056      2,855    2,986     3,939     6,410      8,117
 Research and
  development...........    1,008     1,053     1,232      1,841    2,187     2,507     3,252      4,227
 General and
  administrative........      231       371       382        501      795       894       993      1,067
 Acquisition-related
  charges...............      --        --        --         --       --        --        --       1,018
                          -------   -------   -------    -------  -------   -------   -------    -------
 Total operating
  expenses..............    3,085     2,968     4,028      5,885    6,762     8,241    11,931     16,274
                          -------   -------   -------    -------  -------   -------   -------    -------
Operating loss..........   (1,947)   (1,824)   (2,507)    (3,903)  (4,340)   (4,786)   (5,636)    (8,020)
Interest income
 (expense), net.........      (19)      (58)      (29)       (88)     (58)      (33)       93        426
                          -------   -------   -------    -------  -------   -------   -------    -------
Loss before income
 taxes..................   (1,966)   (1,882)   (2,536)    (3,991)  (4,398)   (4,819)   (5,543)    (7,594)
Provision for income
 taxes..................      --          1         1        --         1       --        --         --
                          -------   -------   -------    -------  -------   -------   -------    -------
Net loss................  $(1,966)  $(1,883)  $(2,537)   $(3,991) $(4,399)  $(4,819)  $(5,543)   $(7,594)
                          =======   =======   =======    =======  =======   =======   =======    =======

  Inktomi's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of Inktomi's control. These factors include demand for Traffic Server, demand for commercial search services powered by Inktomi's search technology, length of sales cycles, changes in the growth rate of Internet usage, introduction of new products or services by Inktomi or its competitors, delays in the introduction or enhancement of products and services by Inktomi or its competitors, changes in Inktomi's pricing policy or the pricing policies of its competitors, changes in the mix of products and services sold, changes in the mix of sales channels through which products and services are sold, changes in the mix of international and domestic revenues, costs related to acquisitions of technology or businesses, and economic conditions generally as well as those specific to the Internet and related industries. Additionally, as a strategic response to a changing competitive environment, Inktomi may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a material adverse effect on Inktomi's quarterly financial performance.

  Quarterly revenues and operating results generated by Inktomi's search engine business generally depend on per-query fees and shared advertising revenues received from Inktomi's search engine customers within the quarter. Advertising revenues generated by Inktomi's search engine customers are pursuant to short-term contracts and are subject to seasonal trends in advertising sales. Revenues from per-query fees depend on the volume of end-user search queries processed by the Inktomi search engine. Reduced advertising sales, a low level of usage by end users or the cancellation or deferral of any customer contract would reduce expected revenues, which could adversely affect Inktomi's quarterly financial performance.

  Inktomi expects that a significant portion of its future revenues will be generated by licenses of Traffic Server. Inktomi further expects that such revenues will come from orders placed by a small number of customers. The volume and timing of such orders are difficult to predict because the market for Traffic Server is in its infancy and the sales cycle may vary substantially from customer to customer. The cancellation or deferral of even a small number of licenses of Traffic Server would reduce expected revenues, which would adversely affect quarterly financial performance. To the extent significant sales occur earlier than expected, operating results for subsequent quarters may not compare favorably with operating results from earlier quarters.

                        LIQUIDITY AND CAPITAL RESOURCES

  Cash, cash equivalents and short-term investments totaled $47.4 million at September 30, 1998, up from $7.0 million at September 30, 1997. Most of the increase came from common and preferred stock sales, partially offset by cash used in operations and the purchase of property and equipment.

  Inktomi used $13.7 million in cash for operations in fiscal 1998, an increase of $5.5 million from the $8.2 million used in fiscal 1997. The increase was primarily due to an increase in Inktomi's net loss from $10.4 million in fiscal 1997 to $22.4 million in fiscal 1998, partially offset by increased non-cash charges in fiscal 1998.

  Inktomi has made significant investments in equipment since its inception. This equipment consists largely of computer servers, workstations and networking equipment. Inktomi financed $12.7 million in fiscal 1998 and $6.0 million in fiscal 1997 primarily to further expand its Internet search engine service capacity. In fiscal 1998, Inktomi sold $0.9 million of fixed assets to two leasing companies as part of sale-leaseback transactions.

  Inktomi has used debt and leases to partially finance its operations and capital purchases and plans to continue this practice until it begins generating cash from operations. In fiscal 1998, Inktomi obtained an additional $2.0 million bank loan to partially fund its increased search capacity and added $6.9 million in capitalized leases. At September 30, 1998, Inktomi had $14.6 million in total loans and capitalized lease obligations outstanding. The loans are collateralized by substantially all of Inktomi's assets. Approximately $5.0 million of total debt at September 30, 1998 were bank loans. The bank loans include certain covenants requiring minimum liquidity, tangible net worth and profitability over time.

  In July 1997, Inktomi and Microsoft entered into a series of agreements whereby Microsoft selected Inktomi's technology as the basis for Internet search services to be provided by Microsoft. Under the agreements, Inktomi is responsible for developing and adding certain features to its core search engine technology and providing search results to Microsoft using the customized search engine technology. In addition, Inktomi is responsible for hosting the search engine software and purchasing and operating the cluster on which the software runs. Among other matters, Microsoft is obligated to loan the price of new workstations and related hardware and software purchased to service Microsoft's capacity needs. At September 30, 1998, loans totaling $2.4 million were outstanding.

  Inktomi raised approximately $54.8 million, net of issuance costs, from equity sales in fiscal 1998. This total included approximately $38.8 million from Inktomi's June 1998 initial public offering, $12.9 million from a February 1998 preferred stock offering and $3.1 million from other stock offerings. Inktomi also received approximately $5.0 million from option and warrant conversions. In fiscal 1997, Inktomi raised $10.2 million from a preferred stock offering.

  Inktomi's capital requirements depend on numerous factors, including market acceptance of Inktomi's products, the resources Inktomi devotes to developing, marketing, selling and supporting its products, the timing and extent of establishing international operations, and other factors. Inktomi expects to devote substantial capital resources to hire and expand its sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although Inktomi believes that its current cash balances will be sufficient to fund its operations for at least the next 12 months, there can be no assurance that Inktomi will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to Inktomi, or at all.

                              YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  Inktomi is currently conducting a review of the current versions of its Traffic Server and Internet search engine software to determine Year 2000 compliance. Inktomi has searched through the software code for each of these applications and believes that it has identified all instances where date specific information is required. Inktomi has further investigated whether these date fields contain two or four digits, and has initiated efforts to upgrade its software when date fields that contain only two digits are discovered. Based on its preliminary review and the results of limited testing, Inktomi believes that its Traffic Server and search engine applications, when configured and used in accordance with its documentation, correctly recognize and function when used with Year 2000 date codes. Inktomi recently acquired its shopping engine application and has not yet reviewed the software for this application for Year 2000 compliance. Inktomi intends to begin its review of the shopping engine application during the first half of fiscal 1999 to develop a preliminary assessment as to Year 2000 compliance. Inktomi further intends to conduct extensive tests on all of its applications during this same time period to identify areas of deficiency and to develop action plans to correct and upgrade its software code.

  Inktomi's software applications run on several hardware platforms and associated operating systems, including those provided by Sun Microsystems, Digital Equipment and Silicon Graphics. In addition, Inktomi's software operates in accordance with several external Internet protocols, such as HTTP and NNTP. Inktomi's software is therefore dependent upon the correct processing of dates by these systems and protocols. Inktomi has reviewed information made publicly available by its hardware platform partners regarding Year 2000 compliance and researched the date handling capabilities of applicable Internet protocols. Based on this research, Inktomi does not believe that the underlying systems and protocols that operate in conjunction with its software applications contain material Year 2000 deficiencies. However, Inktomi has not conducted its own tests to determine to what extent its software running on any of its hardware platforms and in accordance with any of its supported Internet protocols fails to properly recognize Year 2000 dates.

  Inktomi uses multiple software systems for its internal business purposes, including accounting, email, development, human resources, customer service and support, and sales tracking systems. All of these applications have been purchased within the preceding 18 months. Inktomi has made inquiries of vendors of the systems that Inktomi believes are mission critical to its business regarding their Year 2000 readiness. Each of these vendors has indicated to Inktomi that it believes its applications are Year 2000 compliant. However, Inktomi has not received affirmative documentation in this regard from any of these vendors, and Inktomi has not performed any operational tests on its internal systems.

  Inktomi is in the early stages of assessing its Year 2000 readiness. To date, the costs for conducting its assessment have not been material. Despite preliminary investigation and testing by Inktomi and its partners, Inktomi's software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Inktomi's software applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. Inktomi is unable to predict to what extent its business may be affected if its software or the systems that operate in conjunction with its software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of Inktomi's software could result in delay or loss of revenue, interruption of search or shopping services, cancellation of customer contracts, diversion of development resources, damage to Inktomi's reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect Inktomi's business, financial condition and results of operation.

                                    BUSINESS

                                    INKTOMI

  Inktomi develops and markets scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. Inktomi has pioneered the commercial use of parallel processing-based coupled cluster technology, a software architecture that provides true scalability, high system availability and fault tolerance, and superior price/performance compared to traditional mainframe or symmetric multi-processing ("SMP") based systems. This architecture enables multiple workstations collaborating via high-speed connections to function as one extremely powerful computer. Inktomi has designed and developed this architecture and associated applications specifically to address the challenges of distributed data management posed by a global information network that consists of millions of end users accessing millions of documents.

  Currently, Inktomi has three scalable applications based on its software architecture: a large-scale network cache, an Internet search engine and an Internet shopping engine. The large-scale network cache application, Traffic Server, is designed to address capacity constraints in high-traffic network routes. Traffic Server alleviates network congestion and increases network performance by storing frequently requested information in proximity to users, thereby eliminating or greatly reducing the transmission of redundant Internet data, which Inktomi believes comprises a significant portion of network traffic. Traffic Server is initially being targeted at telecommunications carriers and Internet service providers which are currently addressing the explosive growth in the demand for data bandwidth primarily through significant capital expenditures on network equipment and infrastructure.

  The Internet search engine application is a powerful, award-winning Internet search engine that enables Internet portals and other web site customers to provide a variety of online search services to end users. Inktomi provides and manages all hardware, software and operational aspects of its search engine and the associated database of Internet content. Inktomi also provides customers with a programming interface and software tools to enable them to design custom search service user interfaces. Inktomi provides search services to its customers through four data centers, each consisting of 100 workstations, located in California and Virginia.

  The Internet shopping engine is Inktomi's newest application and was initiated with the acquisition of C/2/B Technologies in September 1998. Similar to the search engine application, Inktomi intends to make the shopping engine available to Internet portals and other web site customers and will not develop its own branded online shopping site. The shopping engine is being designed to enable end users to quickly and easily locate products of interest, compare features and prices among products, and locate and purchase such products through participating merchants. Inktomi anticipates that the first release of its shopping engine will be commercially available to customers in the first calendar quarter of 1999.

INDUSTRY BACKGROUND

  The Internet, a network of hundreds of interconnected, separately-administered public and private networks, has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. International Data Corporation estimates that there were approximately 69 million users of the Internet at the end of 1997 and that the number of users will grow to 320 million by the end of 2002. The dramatic growth in the number of Internet users and the availability of powerful new tools for the development and distribution of Internet content have led to a proliferation of useful information and services on the Internet, including electronic commerce, online magazines, e-mail services, specialized news feeds, interactive games, and educational and entertainment applications. Although primarily text and graphics-based today, information and services available on the Internet are increasingly incorporating multimedia components such as video and audio clips. The availability of richer content and services is attracting greater numbers of Internet users, fueling a cycle of tremendous growth wherein more users demand more information, and more information attracts more users.

  The network architecture underlying the Internet is based on a centralized data model in which information is stored once at a single location and accessed multiple times from that location. A user interested in particular information must first locate the computer on the network where that information is stored and then establish contact with that computer. Once contact is established with the source computer, the information is compiled and sent over the network to the user's computer. This process is repeated each time a new user requests that same information, resulting in a large amount of redundant data traversing the network. As the number of contacts and the amount of information transmitted increase, information delivery bottlenecks are created, significantly decreasing network performance. This problem is exacerbated during peak periods of network usage and bursts in traffic volumes driven by news and other significant events.

  Information delivery bottlenecks are particularly acute internationally, where public networks are not well-developed or well-connected to other regional networks. This lack of infrastructure internationally, together with the high concentration of information on servers located in the United States, has resulted in a substantial and growing amount of traffic congestion on international routes.

  To accommodate and manage increasing traffic, network providers must continually expand and upgrade their networks as well as improve connectivity to other regional networks. Similarly, Internet portals and other providers of online services such as search, electronic commerce, e-mail and chat must scale and enhance their services to keep pace with the tremendous growth in user demand and available information. The technical challenges and on-going investments associated with maintaining and upgrading the systems required to provide these services are substantial. Continued increases in the volume, variety and richness of information will magnify these challenges.

  To date, network providers have attempted to meet increasing demand by installing additional telephone lines, fiber optic cable, routers and switches, and by deploying data compression and multiplexing technologies. These equipment-based approaches focus exclusively on expanding bandwidth capacity by increasing the number of lines over which data can be transmitted or increasing the volume of data that can be transported over existing lines. However, these approaches do not address the fundamental architectural shortcomings of these networks. As a result, they have not generated and cannot generate sufficient bandwidth to keep pace with the anticipated growth in traffic. Moreover, these approaches are labor-intensive, slow and costly to implement.

  Other approaches employed by network providers, such as client and proxy server-based caching, are designed to enhance the efficiency of data distribution by reducing the amount of redundant network traffic. Web browsers and proxy servers each contain caches that store data, thereby eliminating the need to traverse the entire network to reacquire data. Browser-based caches, however, are small and only address the needs of individual users. Proxy server-based caches can serve large workgroups, but generally are not scalable beyond several hundred users and can themselves become network bottlenecks.

  Internet portals and other online service providers have primarily addressed the tremendous growth in user demand and available information by deploying larger computing systems to run their services. At times, this growth has substantially outpaced their ability to deploy these systems, forcing service providers to limit the availability or functionality of their services or to reduce the number of users utilizing the service. Deploying larger computing systems is expensive and difficult to accomplish on an incremental basis. Limiting the availability or functionality of the service and reducing the number of users can result in lost revenue and can alienate end users.

  Inktomi believes that in order for the Internet to scale cost-effectively, network and service providers must deploy a new layer of high-performance software throughout the network infrastructure. This software must efficiently leverage the Internet's existing and future network hardware infrastructure to intelligently manage and distribute increasingly more and richer content.

THE INKTOMI SOLUTION

  Inktomi develops, markets and supports scalable software applications designed to significantly enhance the performance, intelligence and manageability of large-scale networks. Utilizing Inktomi's parallel processing-based coupled cluster architecture and dataflow technology, Inktomi's applications are specifically designed to address the challenges posed by explosive growth in the number of network users, documents and services, and the resultant increase in traffic volume. Inktomi's architecture and technology enable Inktomi to develop network applications that provide the following benefits:

  SCALABILITY. Inktomi's coupled cluster software architecture enables multiple workstations collaborating via high-speed connections to function as one extremely powerful computer. The architecture is designed to scale without limit and without significant deterioration in performance as additional workstations are added to the cluster. Furthermore, the architecture facilitates the "hot" addition of incremental workstations, without any negative impact on existing cluster operations.

  EFFICIENCY. Inktomi's dataflow technology enables a single workstation to efficiently process up to thousands of operations simultaneously, as compared to traditional software architectures that can only process up to tens or hundreds of operations simultaneously before experiencing significant performance degradation. This technology greatly improves the performance of each workstation within the cluster, thereby increasing the efficiency of data throughput.

  HIGH SYSTEM AVAILABILITY. Inktomi's coupled cluster software architecture enables its applications to be fault-tolerant. If any workstation within the cluster fails, the cluster management software reassigns the task load among the remaining workstations running the application. When the failed workstation is restored, tasks are intelligently reassigned to the newly functioning workstation. Since each workstation has its own buses, power supply and disk drives, the failure of an individual workstation generally does not cause the failure of the entire cluster, thereby maintaining high system availability.

  PRICE/PERFORMANCE. Clusters consist of relatively inexpensive, commodity workstations and require a significantly smaller initial hardware investment than mainframe or SMP-based systems of comparable computing power. When a coupled cluster system requires additional capacity, one or more workstations can be added on an incremental, "pay-as-you-go" basis. In contrast, when a mainframe or SMP-based system reaches full capacity, the existing system must be replaced with a larger system or an additional system must be added with similar capabilities. Each of these alternatives, however, requires a substantial capital outlay and still may not achieve the same performance capabilities as a cluster-based system.

  INTEROPERABILITY. Inktomi's software architecture is designed to interoperate with standard central processing unit ("CPU") architectures and operating systems. Inktomi's search application crawler operates on Intel-based workstations and its search engine servers operate on Sun Microsystems SPARC workstations, in both cases running the Solaris operating system. Inktomi's Traffic Server application operates on Sun Microsystems SPARC workstations running the Solaris operating system, Digital Equipment Alpha workstations running the Digital Equipment UNIX operating system, and Silicon Graphics workstations running the IRIX operating system.

Inktomi is collaborating with Intel to port its applications to Intel-based workstations running Windows NT by mid-1999. Inktomi's approach to network caching is distinguished from that of hardware vendors that may seek to preserve the market for their network equipment by supporting only their proprietary operating systems or closed CPU architectures. Inktomi's architecture also seamlessly supports different generations of workstations in any given cluster, thereby extending the useful life of customer hardware investments.

  MANAGEABILITY. Inktomi's coupled cluster software architecture was designed from the outset to manage large clusters of workstations easily from a single management station. The architecture enables cluster managers to monitor and configure the entire system, either on-site or remotely, through a standard Web browser interface.

STRATEGY

  Inktomi's strategy is to establish itself as the leading provider of scalable software applications specifically designed to address the distributed data management challenges posed by rapidly growing global information networks. Key elements of this strategy are:

  LEVERAGE CORE TECHNOLOGY TO DEVELOP MULTIPLE APPLICATIONS. The core of Inktomi's clustering technology was initially developed by key employees of Inktomi at the University of California at Berkeley in 1994, and has been designed from the start to serve as the foundation for a variety of scalable network applications. Inktomi has substantially modified and enhanced this technology. In addition, Inktomi has invested significant time and resources in creating a structured product development process and has successfully recruited computer scientists, engineers and software developers with expertise and advanced degrees in the areas of massively parallel computing, coupled cluster computing and software dataflow operations. Inktomi believes that its technology, personnel and development process will enable it to enhance its existing products and to develop new scalable network applications offering distinct advantages over alternative solutions.

  TARGET TRAFFIC SERVER AT LARGE NETWORK PROVIDERS. Inktomi is initially targeting telecommunications carriers and Internet service providers for Traffic Server. Traffic Server is a high-performance caching solution that is designed to be sufficiently scalable to handle massive and growing network traffic volumes. Network providers are spending billions of dollars domestically and internationally to increase bandwidth through the deployment of expensive network hardware intended to speed data transfer and increase capacity. Despite this investment, demand for bandwidth continues to outpace the ability of network providers to increase capacity. Inktomi believes that Traffic Server provides a more compelling value proposition for these customers because it reduces redundant traffic, thereby increasing available bandwidth at a substantially lower cost.

  ESTABLISH TRAFFIC SERVER AS THE DE FACTO STANDARD. Inktomi intends to establish and maintain Traffic Server as the leading cache solution for large-scale networks. Inktomi has initially targeted network providers that operate the largest and most complex networks, and has designed Traffic Server to easily integrate into their existing network infrastructures. Inktomi believes that adoption of Traffic Server by these leading providers will validate Inktomi's technology and facilitate broad market acceptance, as well as further Inktomi's objective of establishing Traffic Server in the corporate marketplace. In addition, Inktomi believes that, in the absence of standardized approaches to network caching, the opportunity currently exists for Inktomi to establish Traffic Server as the de facto standard through its adoption and implementation by high profile network providers. Inktomi believes that achieving such status would provide it with a significant competitive advantage and intends to continue to pursue aggressively those customers Inktomi believes will enable Traffic Server to be recognized as the standard network caching solution.

  BECOME THE TECHNOLOGY PROVIDER OF CHOICE TO ONLINE SERVICE PROVIDERS. Inktomi believes that it can leverage its scalable software architecture to develop and provide multiple service applications to Internet portals and other online service providers. In the early days of the Internet, online service providers primarily focused on providing a single service to end users, such as search, e-mail, online magazines and interactive games. As the Internet has matured, many online service providers have expanded their service offerings and fostered online communities in an effort to attract and retain increasing numbers of end users. The goal of these Internet portals and other online service providers has been to build brand and user loyalty and to diversify and enhance their sources of direct and indirect revenue. However, the addition of new services and the significant increase in the size and complexity of the Internet requires substantial on-going investments and technological expertise in order to maintain and upgrade the quality of the services provided. Inktomi believes these factors will lead many companies to outsource certain services such as their search and online shopping capabilities rather than develop and maintain them in-house. Already, companies such as Wired Digital, Yahoo! and Microsoft have elected to use Inktomi's search technology not only because of the performance and scalability advantages it provides, but also because it allows them to retain the critical flexibility to customize the user interface. Inktomi believes the same performance, scalability and flexibility benefits will lead customers to choose the Inktomi shopping engine when available. As Inktomi continues to develop and enhance its technology and back-end service offerings, Inktomi believes that the incentives will increase for companies to outsource these services to Inktomi.

  DEVELOP DIRECT AND INDIRECT DISTRIBUTION CHANNELS. Inktomi's sales strategy is to pursue opportunities with large accounts through its direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels. Inktomi has established a direct sales force covering the United States and Canada as well as a direct sales force in England to address the European market. Inktomi intends to increase the size of its direct sales force and to establish additional sales offices domestically and internationally. Inktomi plans to complement its direct sales force by establishing multiple indirect distribution channels including original equipment manufacturers ("OEMs"), systems integrators, value-added resellers ("VARs") and joint marketing partners. These channels are intended to increase geographic sales coverage and to address mid-tier Internet service providers and, eventually, large corporate customers.

                             PRODUCTS AND CUSTOMERS

  Inktomi develops, markets and supports scalable software applications designed to significantly enhance the performance, intelligence and manageability of large-scale networks. Currently, Inktomi has three scalable network applications based on its software architecture: Traffic Server, a large-scale network cache; an Internet search engine; and an Internet shopping engine.

TRAFFIC SERVER

  Inktomi's Traffic Server application is a scalable, high-performance network cache designed to reduce Internet congestion and increase overall network efficiency. Traffic Server is initially being targeted for use by telecommunications carriers and Internet service providers, both domestically and internationally. Inktomi has announced licenses of Traffic Server with America Online, Inc., Ameritech Interactive Media Services, Inc., At Home Corporation, BellSouth.net, Digex (an Intermedia Communications Company), Nippon Telegraph and Telephone, and Telenor Nextel.

  Information available on traditional data networks is stored in a single source location. An end user interested in particular information establishes contact with the source computer on the network and initiates a request for the information. Once contact is established with the source computer, the information is compiled and sent over the network to the end user's computer. Multiple end users initiating multiple requests leads to redundant transmission of the same information over the network, resulting in network congestion and data access and information delivery bottlenecks.

                     [DIAGRAM OF NETWORK WITHOUT CACHING]



  Redundant traffic strains the network and consumes bandwidth. Providing additional bandwidth and infrastructure requires costly investments by telecommunications carriers and Internet service providers. Integrating Traffic Server into the network leverages the existing network infrastructure. As a result, Traffic Server increases available bandwidth at a substantially lower cost than expanding existing infrastructure.

  Traffic Server is based on the premise that it is cheaper to store information than to move it. Traffic Server stores or "caches" locally copies of frequently accessed information in dedicated storage systems in proximity to the user. Requests for information are managed by Traffic Server, which determines if the requested information is located in the cache. If so, the information is accessed directly from the cache, thereby avoiding the need to traverse the entire network. If the information is not located in the cache, the information is accessed and retrieved from the source computer. The information is then stored in the cache and is thus made available to subsequent users. In this way, Traffic Server intelligently eliminates redundant traffic and smoothes traffic patterns, thereby leveraging and enhancing existing bandwidth within the network. In addition, Traffic Server is designed to be particularly effective in alleviating information delivery bottlenecks during peak periods of network usage and bursts in traffic volume driven by news and other significant events, thereby significantly enhancing the online experience for the end user.

                       [DIAGRAM OF NETWORK WITH CACHING]

  Traffic Server offers several key benefits to customers:

  PERFORMANCE. Traffic Server is the first large-scale, high performance network cache specifically designed to improve network efficiency in high-traffic network routes. In an audited benchmark study jointly conducted by Inktomi and Sun Microsystems, Traffic Server configured with 16 nodes, 1/2 terabyte of cache and a 40% cache hit rate achieved 3,488 operations per second. This performance metric implies that Traffic Server can support more than 300 million hits per day, a level of performance that Inktomi believes is capable of addressing the demands of today's most congested Internet traffic routes.

  INTELLIGENCE. Traffic Server enables the intelligent management of data. Traffic Server is designed so that end users determine the composition of the content included within the cache through their information requests. Traffic Server's algorithms are designed to automatically maintain the freshness of this information and to discard information that is no longer needed. This feature enables Traffic Server to manage the time or event-driven spikes of network usage that typify Internet traffic patterns. In addition, through its logging capabilities, Traffic Server tracks cumulative and current information regarding all transactions in the cache, enabling advertising statistics to be accurately reported.

  SCALABILITY. Traffic Server is designed to be highly scalable, enabling very large cache sizes. Larger cache size generally increases the probability of the requested data being present in the cache, thereby reducing the need to traverse the network to retrieve the data from the source computer and enhancing the online experience for the end user. The ability to incrementally expand cache size on a "pay-as-you-go" basis enables Traffic Server customers to respond rapidly to changes in network traffic patterns and increases in the number of users without losing performance or efficiency.

  MANAGEABILITY. Traffic Server is designed to be easily configured and monitored by network administrators. Traffic Server offers a graphical control panel accessible from anywhere on the network through a standard Web browser. Through the "dashboard" control panel, an administrator can configure Traffic Server to pre-load the cache with certain content, avoid caching certain content, and change logging and security features. In addition, an administrator can monitor Traffic Server to determine the status and performance of single or multiple caches spread across a network, and make any adjustments necessary to enhance overall performance.

  ADAPTABILITY. Traffic Server is designed and architected to run on standard off-the-shelf hardware servers that today include those made by Sun Microsystems, Digital Equipment and Silicon Graphics. Each of these server platforms operates with standard, open operating systems. This open platform approach permits Inktomi or third parties to extend or add new Traffic Server functions or services. Examples include manipulating the stored or cached information according to user-specific profiles or supporting new data protocols. In addition, Inktomi has recently partnered with RealNetworks, Inc. to develop software plug-in components that integrate the audio and video streaming capabilities of the upcoming RealNetworks RealSystem G2 into Traffic Server. The solution has been designed to deliver audio and video files to end users at higher speeds and quality while reducing network congestion.

  EASE OF INTEGRATION. Traffic Server has been designed to integrate quickly and easily into existing network infrastructures. It interoperates with standard Internet network equipment, is compatible with standard Web browsers and supports an array of popular Internet protocols, including HTTP, FTP, RTSP, NNTP, ICP and SNMP.

  Traffic Server currently operates on Sun Microsystems SPARC workstations running the Solaris operating system, Digital Equipment Alpha workstations running the Digital Equipment UNIX operating system, and Silicon Graphics workstations running the IRIX operating system. Inktomi is collaborating with Intel to port Traffic Server to operate on Intel-based workstations running Windows NT by mid-1999. Inktomi intends to port Traffic Server to other systems consistent with market demand and partner opportunity. Inktomi licenses Traffic Server based on the number of CPUs running the software. Upgrade subscriptions, support and maintenance services, and the streaming media plug-in are priced separately. Inktomi's future growth substantially depends on the commercial success of Traffic Server, which has only been licensed by a small number of customers. Traffic Server has been installed in only a few large-scale, commercial deployments, and there can be no assurance that the product will perform desired functions, offer sufficient price/performance benefits or meet the technical or other requirements of target customers. Failure of Traffic Server to achieve market acceptance for these or other reasons could have a material adverse effect on Inktomi's business, financial condition and results of operations. See "Risk Factors-- Substantial Dependence on Traffic Server; Uncertainty of Market Acceptance" and "--Long Sales Cycle for Traffic Server".

SEARCH ENGINE

  Inktomi entered the Internet search engine market in May 1996 with the launch of HotBot, a search service powered by Inktomi's search engine and marketed by Wired Digital. HotBot has garnered broad media acclaim, including PCWorld's 1998 World Class Award as "Best Web Search Site" (June 1998) and selection as the best Internet search engine by SmartMoney Magazine (April 1998) and by PC Computing in their "A-List Top Picks" (June 1998). HotBot has also been designated an "Editor's Choice" in the "Search Engine Shootout" sponsored by c/net (January 1998), an "Editor's Choice" by PC Magazine (December 1997) and a "Most Valuable Product" in the search category by PC Computing (November 1997). In addition to the Wired Digital relationship, Inktomi has announced search engine agreements with 15 companies, including At Home Corporation, CNet Snap!, GeoCities, Inc., Goto.com, Microsoft, Nippon Telegraph and Telephone, and Yahoo!.

  Inktomi's Internet search engine technology enables customers to provide a variety of online search services to end users. Inktomi generally provides information search services based on its Internet search engine to its customers, who in turn incorporate these services into online offerings to end users. Inktomi provides and manages all hardware, software and operational aspects of its search engine and the associated database of Internet content. Inktomi also provides the customer with a programming interface and software tools to enable the customer to custom design its search service user interface. The user interface communicates with the Inktomi search engine via a communication protocol (the "Inktomi Data Protocol"). Separating the user interface enables this portion of the service to reside in a different physical location from the Inktomi search engine and to run on the customer's choice of computing equipment. In addition, the customer can customize the user interface as to look and feel and functionality and can change the user interface at any time without affecting the operation of the Inktomi search engine. This turn-key model allows Inktomi to serve multiple customers while continuing to concentrate on developing its search engine technology.

  Inktomi's search engine application consists of a crawler, an indexer and search engine servers. The crawler and indexer are software programs that collect and organize information, and store that information on the cluster of search engine servers. The search engine servers are a collection of workstations that are linked together as a coupled cluster through the use of Inktomi's software. The search engine servers provide powerful full-text query operations, including full Boolean support, phrase and adjacency searching, date restrictions and the recognition of multimedia files and other embedded objects. Search results are relevance-ranked using state-of-the-art text indexing methods.

                       [DIAGRAM OF INKTOMI SEARCH ENGINE]

  Inktomi's search engine technology offers several key benefits to customers:

  SERVICE FOCUS. By offering turn-key search engine services, Inktomi enables customers to outsource search services rather than develop and manage these services in-house. Inktomi enables its customers to provide powerful search capabilities to end users of their online services without incurring the on-going development, support and maintenance obligations associated therewith. This approach enables Inktomi's customers to concentrate on administering key aspects of their online business, including branding, advertising sales, end-user marketing and publicity, and business development. In addition, the ease of developing and modifying the user interface to the Inktomi search engine allows the customer to remain flexible in the face of changing user requirements.

  SCALABILITY AND SPEED. The growth in the number of users and documents on the Internet places a premium on delivering search services that respond to end-user queries quickly and with results that are compiled from the largest available database. Inktomi's coupled cluster technology enables Inktomi to scale its search engine incrementally as the Internet grows to maintain speed of response and increase the size of the database. Although search query speeds depend upon the complexity of the search, Inktomi has maintained search response times on average of below one second, and has grown its search database to in excess of 110 million documents, which Inktomi believes is one of the largest databases of full text and embedded multimedia documents commercially available.

  HIGH AVAILABILITY AND FRESHNESS. High availability of any online service is critical to the success of the service, and the ability to constantly replace outdated and changed information in an Internet database is important to the popularity of a search service. Inktomi's coupled clustered technology enables Inktomi to provide a highly reliable search service 24 hours a day, seven days a week, with minimal downtime, and its dataflow technology enables its crawling software to collect, sort, classify and index a large number of documents quickly and efficiently. These attributes in turn enable Inktomi's customers to provide highly reliable services and fresh information to their end users.

  TECHNOLOGY AND SERVICE ENHANCEMENTS. Inktomi expends substantial time and resources enhancing its core search engine technology and developing new functionality and service offerings for its customers. In addition to its core search services, Inktomi has developed and offers premium private searches involving the crawling, indexing and hosting of specific sets of content specified by the customer, and advanced searching features allow end users to specify the number and types of responses to a search query and to submit specific documents not currently indexed to the Inktomi database. Inktomi is also in the process of developing automated directory capabilities to its search engine technology which will automatically categorize Internet information based upon a customer specified taxonomy.

  Inktomi generates search service revenues through a variety of contractual arrangements, which include per-query search fees, search service hosting fees, advertising revenue sharing plans, license fees and maintenance fees. Inktomi's search service revenues are primarily based on the volume of end-user queries processed by the Inktomi search engine and the level of advertising revenue generated by customers. Inktomi's contracts do not typically require the customer to direct its end users to Inktomi's search service or to use the search service at all. Accordingly, Inktomi is highly dependent on the willingness of customers to promote and use the search services provided by Inktomi, the ability of customers to attract end users to their online services, the number of end-user search queries processed by the Inktomi search engine, and the ability and willingness of customers to sell advertisements on Internet pages viewed by end users. Failure of customers to promote and use Inktomi's services, low volumes of end-user search queries processed by the Inktomi search engine and lower than expected levels of advertising revenues will result in low levels of revenues generated by Inktomi, which could have a material adverse effect on Inktomi's business, financial condition and results of operations. See "Risk Factors--Risks Associated with Internet Search Engine Service".

SHOPPING ENGINE

  The Internet shopping engine is Inktomi's newest application and was initiated with the acquisition of C/2/B Technologies in September 1998. Inktomi is developing the shopping engine to provide a comprehensive shopping experience for online consumers, enabling them to quickly and easily locate products of interest, compare features and prices among products, and locate and purchase such products through participating online merchants. Inktomi believes that its scalable software architecture and associated core technologies are well-suited to managing the complex challenges of collecting and organizing vast quantities of electronic product information and presenting this information to millions of online consumers in a comparative manner. Similar to the search engine application, Inktomi will not develop its own branded online shopping site; rather, Inktomi intends to make the shopping engine available to Internet portals and other web site customers who can, in turn, provide online shopping services through their sites to end users. Inktomi intends to provide Internet portals and other web site customers with tools and protocols to enable them to customize the shopping interface presented to their end users and to seamlessly connect with the back-end shopping engine. Inktomi will provide and manage all hardware, software and operational aspects of the shopping engine and will collect and organize the associated database of product libraries, product reviews and purchasing locations. Inktomi anticipates that the first release of its shopping engine will be available to customers in the first calendar quarter of 1999.

                      [DIAGRAM OF INKTOMI SHOPPING ENGINE]

  Inktomi is still developing the business model for its shopping engine and anticipates that revenues will be generated from revenue sharing arrangements with online merchants, Internet portals and other web site customers using the shopping engine. The success of our shopping engine will depend on our ability to establish strong relationships with customers and online merchants, the dollar volume of online purchases generated by participating merchants, and the level of advertising revenues generated by customers. In addition, Inktomi's shopping engine will need to collect and organize vast amounts of electronic information from online merchants and publishers of comparative product information, which is a highly complex task. Developing these capabilities and other required features for the shopping engine will require significant additional expenses and management and development resources. Inktomi cannot be certain that its entry into the online shopping business will be successful. See "Risk Factors--Risks Associated with Internet Shopping Engine".

                                   TECHNOLOGY

  Inktomi's coupled cluster software architecture and dataflow technology have been designed to serve as the foundation for a variety of scalable network applications. Inktomi's coupled cluster software architecture enables multiple workstations to function together as one extremely powerful computer and its dataflow technology enhances the operating efficiency of individual workstations within the cluster. Certain key employees of Inktomi initiated their work on cluster computing at the University of California at Berkeley in 1994 under a grant from the U.S. Department of Defense Advanced Research Projects Agency to develop networks of workstations with the performance capabilities of supercomputers, but at substantially lower cost. Inktomi has licensed aspects of this early work, which Inktomi has significantly modified and enhanced. Inktomi developed its dataflow technology internally.

  Inktomi's coupled cluster software architecture provides the foundation for the scalability, high availability, fault tolerance and high price/performance characteristics of Inktomi's network applications. Inktomi's coupled cluster architecture is based on sophisticated parallel processing techniques that disaggregate tasks and assign them to individual workstations (or nodes) within the cluster. In order to maximize performance, nodes within a cluster are connected to each other through a high-speed local area network. Inktomi has developed complementary proprietary software that enables the cluster to be managed as if it were a single node, ensuring consistent configurations and reducing both administrative costs and the possibility of error. The management software also enables centralized monitoring (via a standard Web browser) of the full cluster through any individual node. In the event of a node failure, that node's responsibilities and IP address are automatically reassigned to other nodes. In addition, nodes may be added or swapped without interrupting the operations of the cluster and any changes are automatically recognized and incorporated by the management software. These two features contribute to enhanced scalability, significantly greater system availability and reduced administrative costs.

  Inktomi's dataflow technology provides a framework for building applications that focus on input/output ("I/O") and data movement. It bypasses the operating system to directly handle management tasks such as CPU scheduling, network I/O and memory allocation. Inktomi has designed its dataflow technology from the ground up to address the unique problems of accessing data over variable-speed Internet connections. This technology is capable of supporting thousands of simultaneous operations per node, thus maintaining high CPU and memory utilization despite hundreds of slow network connections. This capability greatly improves the performance of individual nodes as they are able to process several operations while waiting for responses to earlier commands or queries, thereby substantially eliminating idle time.

  In addition to the coupled cluster architecture and dataflow technology that comprise Inktomi's core technologies, Inktomi has developed technologies in several important related areas, including information retrieval, secure remote cluster management and object databases for network caches. Inktomi intends to continue to develop new technologies, as well as enhance and extend its core technology, in order to bring to market new scalable network applications.

                              SALES AND MARKETING

  Inktomi's sales strategy is to pursue opportunities with large accounts through its direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels.

  Inktomi maintains direct sales personnel in California, Colorado, Georgia, Virginia, Germany and England. The direct sales force is organized into individual account teams, each consisting of a sales representative and a systems engineer. Inktomi generates leads from contacts made through seminars, conferences, trade shows, customers and an ongoing public relations program. Inktomi qualifies the leads and assigns an account team to major prospective customers. The account team then initiates the sales process, which generally involves multiple presentations to information technology and business professionals within the prospective customer's organization. In addition, sales of the Traffic Server application generally include a pilot implementation, successful completion and testing of which are a pre-requisite to full-scale deployment. Inktomi intends to increase the size of its direct sales force and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and there can be no assurance that Inktomi will be able to attract, assimilate or retain additional qualified personnel in the future.

  In order to achieve broad distribution of Inktomi's products and services, Inktomi intends to complement its direct sales force by establishing multiple indirect distribution channels, including OEMs, systems integrators, VARs and joint marketing partners. These channels are intended to increase geographic sales coverage and to address mid-tier Internet service providers and, eventually, large corporate customers. Inktomi is in the early stages of building these channels and currently has entered into written agreements with a limited number of companies. There can be no assurance that Inktomi will be able to enter into agreements or establish relationships with desired distribution partners on a timely basis, or at all, or that such distribution partners will devote adequate resources to selling Inktomi's products.

  Inktomi believes it is important to have a strong international presence and intends to translate and localize its products to address international markets. Inktomi intends to employ a mix of channels similar to its U.S. model through the use of OEMs, system integrators and VARs. The Company has established a subsidiary in England and a sales office in Germany to address the European market and is in the process of establishing subsidiaries in Japan and Korea to support channel partners in the Asia-Pacific region. Inktomi intends to hire additional sales and marketing personnel in these offices and to establish additional offices to support its international operations.

  Inktomi conducts a variety of programs worldwide to stimulate market demand for its products, including public relations activities, advertising, trade shows and collateral development. These programs are focused on Inktomi's target markets and are designed to create awareness and generate sales leads.

  Inktomi believes that strategic relationships will assist Inktomi's products and technology in gaining broad market acceptance as well as enhancing Inktomi's marketing, sales and distribution capabilities. Inktomi has informally collaborated with Sun Microsystems since early 1997 regarding a range of marketing and sales activities relating to Traffic Server. Inktomi has also partnered with Digital Equipment and Silicon Graphics to port Traffic Server to run on their equipment, and informally collaborates with these companies on joint market development activities. Inktomi is currently working with Intel to port Traffic Server to operate on Intel-based workstations running Windows NT, and expects to complete the port by mid-1999. In addition, Inktomi has teamed with RealNetworks to develop the first network cache for streaming audio and video content. Inktomi intends to pursue other strategic relationships. See "Risk Factors--Dependence on Strategic Relationships".

                          CUSTOMER SERVICE AND SUPPORT

  Inktomi believes that a high level of customer service and support is critical to the successful marketing and sale of its products. Inktomi is developing a comprehensive service and support organization to manage customer accounts and expects to provide an increasing level of support as its Traffic Server, search engine and online shopping applications are deployed across a range of customers. Inktomi provides support for its products and services primarily from its San Mateo, California location. Inktomi plans to establish additional service and support sites internationally commensurate with customer needs.

  Inktomi provides a base level of technical support to its customers through maintenance and support agreements. The base level of support includes assistance with installation, configuration and initial set-up of the application, run-time support, and software maintenance releases. For an additional fee, a customer may choose to receive software upgrades, training and support during extended hours. Inktomi generally provides its base level of support via e-mail, the Internet, fax and telephone.

  Inktomi also provides a variety of value-added services to its customers. These services include customer network evaluation and implementation guidance, assistance with installation, configuration and initial set-up of the application at the customer's facility, and cluster growth and other scaling recommendations. Inktomi expects to expand the variety of such services as necessary to meet the growing needs of its customers.

  Inktomi believes that the complexity of its products and the large-scale deployments anticipated by customers will require a number of highly trained customer service and support personnel. Inktomi currently has a small customer service and support organization, and only limited experience supporting Traffic Server in a commercial deployment. There can be no assurance that Inktomi will be able to increase the size of its customer service and support organization on a timely basis or at all, or that Inktomi will be able to provide the high level of support required by its customers. See "Risk Factors--Need to Expand Sales and Support Organizations".

                            RESEARCH AND DEVELOPMENT

  Inktomi believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing additional applications incorporating that technology, and maintaining the competitiveness of its product and service offerings. Inktomi has invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups and all levels within Inktomi and is designed to provide the framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market successfully. In addition, Inktomi has actively recruited key computer scientists, engineers and software developers with expertise and degrees in the areas of massively parallel computing, coupled cluster computing, and software dataflow operations to work for Inktomi, and has complemented these individuals by hiring senior management with extensive backgrounds in the network infrastructure, enterprise software and Internet industries. Through this mix of personnel, Inktomi strives to create and maintain an environment of rapid innovation and product release.

  Since inception, Inktomi has focused its research and development efforts on developing and enhancing its coupled cluster software architecture and dataflow technology and on applying these technologies to its search engine and network cache products. Inktomi is currently working on completing development on the first version of its shopping engine, porting its Traffic Server application to operate on Intel-based workstations running Windows NT, and adding features and new functionality to its Traffic Server and search engine products. Inktomi's research and development expenses totaled $12.2 million for the year ended September 30, 1998, $5.1 million for the year ended September 30, 1997 and $1.5 million for the period from February 2, 1996 (inception) to September 30, 1996.

                                  COMPETITION

  Inktomi competes in markets that are new, intensely competitive, highly fragmented and rapidly changing. Inktomi faces competition in the overall network infrastructure market as well as in the network cache and Internet search segments of this market. Inktomi has experienced and expects to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

  In the market for network cache solutions, Inktomi competes on the basis of performance, scalability, data throughput, ease of integration and manageability. Inktomi competes primarily against several companies including CacheFlow, Cisco Systems, Microsoft, Mirror Image Internet, Netscape, Network Appliance, Novell, and Spyglass, among others. Inktomi also competes against freeware caching solutions including CERN, Harvest and Squid. Inktomi is aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with Traffic Server. Inktomi believes that Traffic Server may face competition from other providers of hardware and software offering competing solutions to network infrastructure problems, including networking hardware and companion software manufacturers such as Ascend Communications, Bay Networks, Ciena and IBM; hardware manufacturers such as Digital Equipment, Hewlett-Packard, Intel, Motorola and Sun Microsystems; telecommunications providers such as AT&T, MCI Worldcom, and regional Bell operating companies; cable TV/communications providers such as Continental Cablevision, TimeWarner, and regional cable operators; software database companies such as Informix, Oracle and Sybase; and large diversified software and technology companies including Microsoft, Netscape and others. Cisco Systems, Microsoft and Netscape provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which Inktomi competes.

  In the market for providing outsourced search services, Inktomi competes on the basis of performance, scalability, price, relevance of results and user response time. Inktomi competes with a number of companies to provide Internet search services, many of which have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading online services and advertisers, and have secured greater presence in distribution channels. Competitors that offer search services to online service providers include Digital Equipment (Alta Vista), Excite, Infoseek, Lycos and Northern Light, among others. In addition, large media companies such as The Walt Disney Company and NBC Enterprises have recently made investments in Internet search engine companies, and Inktomi believes that other large media enterprises may enter or expand their presence in the Internet search engine market, either directly or indirectly through collaborations or other strategic alliances.

  The market for the shopping engine application is rapidly evolving and intensely competitive. Inktomi's current and potential competitors include other providers of shopping technologies and services including Jango.com, owned by Excite, Junglee, recently acquired by Amazon.com, and mySimon.com; and various online retailers and aggregators of merchandise including Amazon.com, Bottom Dollar, owned by WebCentric, eBay, InfoSpace.com and Yahoo!. Inktomi believes the principal factors that will draw end users to an online shopping application include brand availability, selection, personalized services, convenience, price, accessibility, customer services, quality of search tools, quality of content, and reliability and speed of fulfillment for products ordered. Inktomi will have little or no control over many of these factors.

  Inktomi's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than Inktomi. In addition, certain of Inktomi's current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by Inktomi. Also, certain current and potential competitors have greater name recognition, more extensive customer bases that could be leveraged or access to proprietary content, thereby gaining market share to Inktomi's detriment. Inktomi expects additional competition as other established and emerging companies enter the network infrastructure market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect Inktomi's business, financial condition and results of operations.

                               PROPRIETARY RIGHTS

  Inktomi's products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end users from a central location. This creates the potential for claims to be made against Inktomi (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of such materials. Such claims have been threatened against Inktomi from time to time, and have been brought and sometimes successfully pressed against online services in the past. It is also possible that if any information provided through the Inktomi search engine or shopping engine, or information that is copied and stored by customers that have deployed Traffic Server, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against Inktomi for losses incurred in reliance on such information. Although Inktomi carries general liability insurance, Inktomi's insurance may not cover potential claims of this type or may not be adequate to indemnify Inktomi for all liability that may be imposed.

  Inktomi's success and ability to compete are substantially dependent upon its internally developed technology. While Inktomi relies on patent, copyright, trade secret and trademark law to protect its technology, Inktomi believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to Inktomi's technology.

  Inktomi generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite Inktomi's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Inktomi's products or technology. Policing unauthorized use of Inktomi's products is difficult, and there can be no assurance that the steps taken by Inktomi will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect Inktomi's proprietary rights as fully as do the laws of the United States.

  Substantial litigation regarding intellectual property rights exists in the software industry, and Inktomi expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in Inktomi's industry segments grows and the functionality of products in different industry segments overlaps. Lycos recently announced that it is the exclusive licensee of a patent covering a method of crawling information on the Internet, and that it plans to bring actions against companies that it believes are infringing this patent in the near future. In addition, Inktomi believes that many of its competitors in the network cache business have filed or intend to file patent applications covering aspects of their technology that they may claim Inktomi's technology infringes. There can be no assurance that Lycos or other third parties will not claim infringement by Inktomi with respect to its products and technology thereto. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require Inktomi to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Inktomi, if at all. A successful claim of product infringement against Inktomi and failure or inability of Inktomi to license the infringed or similar technology could have a material adverse effect on Inktomi's business, financial condition and results of operations.

                                   EMPLOYEES

  As of September 30, 1998, Inktomi had 185 full-time employees, 84 of whom were engaged in research and development, 72 in sales and marketing, 10 in customer support, and 19 in finance, administration and operations. Inktomi's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of Inktomi's key employees could have a material adverse effect on Inktomi's business, financial condition and results of operations. Inktomi's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Inktomi can retain its key personnel in the future. None of Inktomi's employees is represented by a labor union. Inktomi has not experienced any work stoppages and considers its relations with its employees to be good.

                            TECHNICAL ADVISORY BOARD

  Inktomi has assembled a Technical Advisory Board composed of experts in the fields of clustering and networking technology. The Technical Advisory Board meets quarterly to review Inktomi design plans and products and provide specific feedback on technology applications and business market focus. The Technical Advisory Board is chaired by Dr. Eric A. Brewer, Chief Scientist of Inktomi, and includes as members Dr. David Black, a technology partner at Oak Investment Partners and Chief Technology Officer of PaySys International, Inc.; Dr. David E. Culler, associate professor of Electrical Engineering and Computer Science at the University of California, Berkeley; Dr. Greg Papadopolous, Chief Technology Officer at Sun Microsystems; Dr. Lawrence A. Rowe, professor of Electrical Engineering and Computer Science at the University of California, Berkeley; and Justin Rattner, senior fellow at Intel.

                                   FACILITIES

  Inktomi leases approximately 48,000 square feet in a single office building located in San Mateo, California. Approximately 16,400 square feet is leased pursuant to a sublease that expires February 2000. This 16,400 square feet becomes the subject of an extension directly with the master landlord upon expiration of the sublease. This extension expires in October 2002. Approximately 32,300 square feet of this San Mateo space is leased pursuant to a lease that expires in October of 2003. Inktomi has also executed a lease for approximately 177,000 square feet of office space in Foster City, California. This lease expires 11 years after commencement, which is anticipated to be in June 1999. This lease provides Inktomi with an option to expand into a total of approximately 241,000 square feet after five years and provides an option to purchase the site from months 13 through 59. Inktomi also leases space in Epsom, England; Atlanta, Georgia; Denver, Colorado; McLean, Virginia; Tokyo, Japan; and Munich, Germany. The term of any one of these leases is not more than 12 months. See "Risk Factors--Need to Manage Changing Operations".

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the execu-tive officers and directors of Inktomi as of October 31, 1998.

             NAME             AGE                   POSITION
 ---------------------------- --- --------------------------------------------
                                  Chairman of the Board, President and Chief
 David C. Peterschmidt(1)....  51 Executive Officer
 Dr. Eric A. Brewer..........  31 Chief Scientist and Director
 Paul Gauthier...............  26 Chief Technology Officer
                                  Vice President of Finance, Chief Financial
 Jerry M. Kennelly...........  48 Officer and Secretary
 Dennis L. McEvoy............  51 Vice President of Development and Support
 Richard B. Pierce...........  39 Vice President of Marketing
 Timothy Stevens.............  32 Vice President of Corporate and Legal
                                  Affairs, General Counsel and Assistant
                                  Secretary
 Vince Vannelli..............  39 Vice President of Worldwide Field Operations
 Fredric W. Harman(1)(2)(3)..  38 Director
 John A. Porter(1)(2)(3).....  54 Director
 Alan F. Shugart(2)(3).......  68 Director

--------
(1)  Member of Nominating Committee
(2)  Member of Audit Committee
(3)  Member of Compensation Committee

  DAVID C. PETERSCHMIDT has served as President, Chief Executive Officer and a Director of Inktomi since July 1996. He was appointed Chairman of the Board in December 1997. From 1991 until joining Inktomi, he served as Chief Operating Officer and Executive Vice President of Sybase, Inc., a database company. From 1988 to 1991, Mr. Peterschmidt was a consultant with The Kappa Group, a management consulting firm, where he provided senior level sales and marketing training to a variety of companies. From 1987 to 1988, he served as Vice President of Sales and Marketing for System Industries, Inc., a manufacturer of storage subsystems for Digital Equipment Corporation computers. From 1984 to 1987, Mr. Peterschmidt was Vice President of Sales and Marketing for LEX Computer Systems. Mr. Peterschmidt also served as a Captain in the United States Air Force for nine years, where he was Lead Contract Negotiator on the B1 Bomber Program at Rockwell International, Inc. Mr. Peterschmidt holds a Bachelor of Arts degree in Political Science from the University of Missouri and a Masters of Business Administration from Chapman College.

  DR. ERIC A. BREWER has served as a Director of Inktomi since its inception in February 1996. From February 1996 to December 1997, Dr. Brewer was Chief Technology Officer of Inktomi and was appointed Chief Scientist in December 1997. From May 1996 to July 1996, he served as interim President and Chief Executive Officer of Inktomi. Dr. Brewer has been an Assistant Professor in the Computer Science Division at the University of California, Berkeley since July 1994, and a consultant to the Idea Group since August 1990. Dr. Brewer served as a research assistant at the Massachusetts Institute of Technology from September 1989 to August 1994. From June 1986 to November 1992, Dr. Brewer was a software engineer at CADAM, Inc. Dr. Brewer holds a Bachelor of Science degree in Computer Science from the University of California, Berkeley and a doctorate degree in Computer Science from the Massachusetts Institute of Technology.

  PAUL GAUTHIER served as Vice President of Research and Development of Inktomi from February 1996 until his appointment as Chief Technology Officer in December 1997. From May 1995 to August 1995, Mr. Gauthier served as an intern at Digital Equipment Corporation's Systems Research Center. Mr. Gauthier served as a programmer analyst for Seimac Limited from May 1994 to July 1994. From July 1989 to April 1994, Mr. Gauthier served as Technical Director for Worthington Software Company. Mr. Gauthier served as a programmer at Dymaxion Research from June 1987 to July 1989. Mr. Gauthier holds a Bachelor of Science degree, with honors, in Computer Science from Dallhousie University.

  JERRY M. KENNELLY joined Inktomi as Vice President of Finance and Chief Financial Officer in October 1996. From June 1990 until joining Inktomi, Mr. Kennelly worked for Sybase, Inc. in a number of senior financial positions. Most recently, he served as Vice President of Corporate Finance. From November 1988 to May 1990, Mr. Kennelly served as the Controller for U.S. Operations at Oracle Corporation. From December 1980 to October 1988, he served as World Wide Sales and Marketing Controller at Tandem Computers, Inc. Mr. Kennelly holds a Bachelor of Arts degree in Political Economy from Williams College and a Masters degree in Accounting from the New York University Graduate School of Business Administration. He is also a Certified Public Accountant.

  DENNIS L. MCEVOY joined Inktomi as a consultant in March 1997 and as Vice President of Development and Support in June 1997. From October 1996 to February 1997, Mr. McEvoy served as Executive Vice President of Products and Services at Verity, Inc., a provider of information search, retrieval and push software for corporate intranets and the Internet. From October 1994 to September 1996, he served in several executive management positions at Sybase, Inc., most recently as President, Enterprise Business Group. Prior to joining Sybase, in January 1989, Mr. McEvoy co-founded and served as President and Chief Executive Officer of Cooperative Solutions, Inc., a client/server software company focused on development tools and production software for mission-critical applications. Cooperative Solutions was acquired by Bachman Information Services, Inc. in August 1993, whereupon Mr. McEvoy joined Bachman as a Vice President and served in such capacity until August 1994. From December 1974 to June 1988, Mr. McEvoy worked at Tandem Computers, Inc., most recently as Vice President, Software Division. Mr. McEvoy holds a Bachelor of Science degree in Mathematics from Carnegie-Mellon University.

  RICHARD B. PIERCE joined Inktomi as its Vice President of Marketing in November 1996. From December 1981 until joining Inktomi, Mr. Pierce worked at Intel Corporation where he held a variety of marketing, strategic planning and operations management positions. Most recently, he was marketing director of Intel's mobile and handheld products group. Mr. Pierce holds a Bachelor of Science degree in Electrical Engineering from Purdue University.

  TIMOTHY STEVENS joined Inktomi as its Vice President of Corporate and Legal Affairs and General Counsel in July 1997. Prior to joining Inktomi, Mr. Stevens was an attorney with Wilson Sonsini Goodrich & Rosati, where he served as primary outside counsel for more than thirty private and public companies, specifically in the areas of venture capital and corporate financing, public offerings, mergers and acquisitions, and securities and intellectual property law. Mr. Stevens holds Bachelor of Science degrees in Finance and Management from the University of Oregon and a Juris Doctor degree from the University of California, Davis.

  VINCE VANNELLI joined Inktomi as Vice President of Worldwide Field Operations in January 1998. Prior to joining Inktomi, Mr. Vannelli was most recently the Vice President and General Manager for U.S. Operations for Hitachi Data Systems, Inc., a computer services and equipment company. Mr. Vannelli worked for Hitachi for eight years, first as a District Sales Manager in Northern California, then as the Regional Manager of the Mid-Atlantic states, then as the Eastern Division Manager. Following these assignments, Mr. Vannelli returned to the West Coast to assist the Chief Executive Officer of Hitachi in re-engineering worldwide sales and marketing, then after a brief period running the Western Division, was named Vice President and General Manager for U.S. Operations. Prior to working for Hitachi, Mr. Vannelli was employed by IBM Corporation for eight years in a variety of sales and sales management roles. Mr. Vannelli holds Bachelor of Science and Masters degrees in Industrial Engineering from Stanford University.

  FREDRIC W. HARMAN joined Inktomi as a Director in April 1997. Since July 1994, Mr. Harman has served as a Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners. From April 1991 to June 1994, he served as a General Partner of Morgan Stanley Venture Capital, L.P. Mr. Harman is a director of ILOG, S.A., SPSS, Inc. and International Manufacturing Services, Inc. and several privately held companies. Mr. Harman holds Bachelor of Science and Masters degrees in Electrical Engineering from Stanford University and a Masters of Business Administration from Harvard University.

  JOHN A. PORTER joined Inktomi as a Director in March 1997. Mr. Porter is currently actively involved in a variety of private investment and business ventures. He is a director of MCI WorldCom Inc., a full-service telecommunications provider and, through its wholly owned subsidiary UUNet, Inc., the largest Internet service provider in the United States. Mr. Porter previously served on the Board of Directors of WorldCom from 1989 until its merger with MCI, serving as Chairman of the Board from 1989 to 1993 and as Vice Chairman from 1993 to 1996. Mr. Porter also serves as Chairman of the Board and Chief Executive Officer of Industrial Electric Manufacturing, Inc., a switch gear manufacturer, which he joined in 1995, and Chairman of the Board and Chief Executive Officer of Phillips & Brooks Gladwin, Inc., a full-service provider of public communications equipment and national outsourced services, which he joined in 1989. He is also a director of Uniroyal Technologies, Inc.

  ALAN F. SHUGART joined Inktomi as a Director in December 1997. Mr. Shugart has been Chief Executive Officer of Al Shugart International since September 1998. From 1979 to 1998, Mr. Shugart was Chief Executive Officer of Seagate Technology, Inc., a manufacturer of disk drives and other computer equipment. From 1979 until September 1991 and from October 1992 to September 1998,
Mr. Shugart also served as Chairman of the Board of Seagate. He also served as President of Seagate from September 1991 until September 1997 and Chief Operating Officer of Seagate from September 1991 until March 1995. Mr. Shugart is currently a director of Valence Technology, Inc., SanDisk Corporation and Cypress Semiconductor Corp.

  Inktomi's Board of Directors currently consists of five members. In addition, both Intel and Microsoft have observation rights to attend Board meetings. At each annual meeting of stockholders, the successors to directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Inktomi's Bylaws provide that the authorized number of directors may be changed only by resolution of the Board of Directors.

  Executive officers are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of Inktomi.

BOARD COMMITTEES

  Inktomi has established an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee reviews the internal accounting procedures of Inktomi and consults with and reviews the services provided by Inktomi's independent accountants. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of Inktomi and establishes and reviews general policies relating to compensation and benefits of employees of Inktomi. The Nominating Committee is responsible for establishing general qualification guidelines applicable to nominees to the Board of Directors, and for identifying, interviewing and recommending persons meeting such guidelines to serve as members of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors established its Compensation Committee in December 1997. Prior to establishing the Compensation Committee, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

DIRECTOR COMPENSATION

  Directors do not currently receive any cash compensation from Inktomi for their service as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. Under Inktomi's 1998 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the Board of Directors or other administrator of the plan. See "--Incentive Stock Plans". In January 1997, the Board of Directors granted an option to purchase 66,667 shares of Common Stock at $1.95 per share to John Porter in connection with his appointment as a member of the Board of Directors. This option was subsequently repriced to $0.45 per share in connection with the stock option repricing program approved by the Board of Directors in May 1997. In December 1997, the Board of Directors granted an option to purchase 50,000 shares of Common Stock at $3.33 per share to Alan F. Shugart in connection with his appointment as a member of the Board of Directors.

                             EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE. The following table sets forth the compensation earned for services rendered to Inktomi in all capacities for the fiscal years ended September 30, 1998 and 1997 by Inktomi's Chief Executive Officer and Inktomi's four next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended September 30, 1998 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                           ANNUAL COMPENSATION        AWARDS
                                           --------------------    ------------
                                                                    SECURITIES
                                                                    UNDERLYING
    NAME AND PRINCIPAL POSITIONS      YEAR SALARY($)  BONUS($)      OPTIONS(#)
    ----------------------------      ---- ---------- ---------    ------------
David C. Peterschmidt................ 1998 $ 150,000  $ 125,000      100,000
 Chairman of the Board, President and 1997   150,000    280,000(1)       --
  Chief Executive Officer
Jerry M. Kennelly(2)................. 1998   200,000     73,105       40,000
 Vice President of Finance and Chief  1997   184,102     37,045      200,001(3)
 Financial Officer
Dennis L. McEvoy(4).................. 1998   200,000     61,507       40,000
 Vice President of Development and
  Support                             1997    66,667     92,210      268,801
Richard B. Pierce(5)................. 1998   185,000     67,916       50,000
 Vice President of Marketing          1997   150,016    333,776      233,334(3)
Vince Vannelli(6).................... 1998   150,000    192,065      250,000
 Vice President of Worldwide Field
  Operations                          1997       --         --           --

--------
(1) Bonus earned and accrued during the 1997 fiscal year and paid over the 1998 fiscal year.
(2)  Mr. Kennelly joined Inktomi in October 1996.
(3) Shares subject to options granted under Inktomi's 1996 Equity Incentive Plan. Excludes 133,334 shares and 233,334 shares issuable upon exercise of options granted during the 1997 fiscal year under the 1996 Equity Incentive Plan to Mr. Kennelly and Mr. Pierce, respectively. Such options were cancelled during the fiscal year.
(4)  Mr. McEvoy joined Inktomi in June 1997.
(5)  Mr. Pierce joined Inktomi in November 1996.
(6)  Mr. Vannelli joined Inktomi in January 1998.

  OPTION GRANTS. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended September 30, 1998. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent Inktomi's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                                                        POTENTIAL REALIZABLE
                                     % OF TOTAL                           VALUE AT ASSUMED
                         NUMBER OF    OPTIONS                              ANNUAL RATES OF
                         SECURITIES  GRANTED TO                          STOCK APPRECIATION
                         UNDERLYING  EMPLOYEES    EXERCISE               FOR OPTION TERM(3)
                          OPTIONS      DURING      PRICE     EXPIRATION ---------------------
          NAME           GRANTED(#)  PERIOD(1)  ($/SHARE)(2)    DATE        5%        10%
          ----           ----------  ---------- ------------ ---------- ---------- ----------
David C. Peterschmidt... 100,000(4)      6.5%      $49.00     09/01/08  $3,081,584 $7,809,338
Jerry M. Kennelly.......  40,000(4)      2.6        49.00     09/01/08   1,232,634  3,123,736
Dennis L. McEvoy........  40,000(4)      2.6        49.00     09/01/08   1,232,634  3,123,736
Richard B. Pierce.......  50,000(4)      3.2        49.00     09/01/08   1,540,792  3,904,670
Vince Vannelli.......... 200,000(5)     12.9         3.33     02/09/08     418,844  1,061,433
                          50,000(4)      3.2        49.00     09/01/08   1,540,792  3,904,670

--------
(1) Based on an aggregate of 1,544,605 options granted by Inktomi during the fiscal year ended September 30, 1998 to employees of and consultants to Inktomi, including the Named Executive Officers. Excludes options granted by C/2/B Technologies during the fiscal year that were assumed by Inktomi in connection with its acquisition of C/2/B Technologies.
(2) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.
(4) Option was granted under Inktomi's 1998 Stock Plan. All shares under the option are immediately exercisable; however, as a condition of exercise, the optionee must enter into a stock restriction agreement giving Inktomi the right in the event of any termination of employment to repurchase all then unvested shares at cost. 2% of the shares become vested 37 months from the date of grant and an additional 2% of the shares become vested monthly thereafter.
(5) Option was granted under Inktomi's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable; however, as a condition of exercise, the optionee must enter into a stock restriction agreement giving Inktomi the right in the event of any termination of employment to repurchase all then unvested shares at cost. 2% of the shares become vested six months from the date of commencement of employment and 2% of the shares become vested monthly thereafter. Mr. Vannelli exercised and purchased all shares under this option in April 1998.

  AGGREGATE OPTION EXERCISES AND OPTION VALUES. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended September 30, 1998 and exercisable and unexercisable options held as of September 30, 1998:

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                            SHARES                            OPTIONS AT          IN-THE-MONEY OPTIONS AT
                         ACQUIRED ON        VALUE       SEPTEMBER 30, 1998 (#)    SEPTEMBER 30, 1998 ($)(2)
NAME                     EXERCISE (#)  REALIZED ($)(1) EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ------------  --------------- -----------  ------------- ----------- -------------
David C. Peterschmidt...    66,667       $ 4,903,358     750,200(3)      --       $50,322,210      --
Jerry M. Kennelly.......       --                --       40,000(4)      --         1,000,000      --
Dennis L. McEvoy........       --                --       40,000(4)      --         1,000,000      --
Richard B. Pierce.......       --                --       50,000(4)      --         1,250,000      --
Vince Vannelli..........   200,000(5)     14,134,000      50,000(4)      --         1,250,000      --

--------
(1) Based on a value of $74.00 per share, the closing price of Inktomi's stock on the Nasdaq National Market on September 30, 1998, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.
(2) Based on a value of $74.00 per share, the closing price of Inktomi's stock on the Nasdaq National Market on September 30, 1998, minus the per share exercise price, multiplied by the number of shares underlying the option.
(3) Includes an option to purchase 100,000 shares of Common Stock. All shares under the option are immediately exercisable; however, as a condition of exercise, the optionee must enter into a stock restriction agreement giving Inktomi the right in the event of any termination of employment to repurchase all then unvested shares at cost. 2% of the shares become vested 37 months following the date of grant and an additional 2% of the shares become vested monthly thereafter.
(4) All shares under the option are immediately exercisable; however, as a condition of exercise, the optionee must enter into a stock restriction agreement giving Inktomi the right in the event of any termination of employment to repurchase all then unvested shares at cost. 2% of the shares become vested 37 months following the date of grant and an additional 2% of the shares become vested monthly thereafter.
(5) As of September 30, 1998, 164,000 of the shares acquired by Mr. Vannelli were subject to a right of repurchase by Inktomi at cost in the event of termination of employment with Inktomi. The repurchase option lapses as to 4,000 shares per month.

                             INCENTIVE STOCK PLANS

  1996 EQUITY INCENTIVE PLAN. Inktomi's 1996 Equity Incentive Plan (the "Incentive Plan") provides for the grant of incentive stock options to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. As of September 30, 1998, options to purchase 1,784,370 shares of Common Stock were outstanding and 2,589,911 shares had been issued upon exercise of outstanding options. Options granted under the Incentive Plan are exercisable in full when granted; however to the extent unvested the shares issuable upon exercise of an option are subject to a right of repurchase in favor of Inktomi at the exercise price. For employees, the stock options typically vest or the right of repurchase generally lapses as to 12% of the granted shares six months following the first date of employment and as to an additional 2% of the granted shares at the end of each full month thereafter, subject to continued employment with Inktomi. For consultants and directors, the right of repurchase generally lapses over the term of service. Prior to adopting the Incentive Plan, Inktomi granted nonstatutory stock options to purchase Common Stock to certain employees and consultants. As of September 30, 1998, options to purchase 75,556 shares were outstanding and options to purchase 317,676 shares had been issued upon exercise of options. These options carry substantially the same provisions as the options granted under the Incentive Plan. Options granted under the Incentive Plan will remain outstanding in accordance with their terms, but the Board of Directors has determined that no further options or other awards will be granted under the Incentive Plan.

  C/2/B TECHNOLOGIES 1997 STOCK PLAN. In connection with Inktomi's acquisition of C/2/B Technologies in September 1998, Inktomi assumed the outstanding stock options granted under the C/2/B Technologies 1997 Stock Plan (the "C/2/B Stock Plan"). A total of 129,584 shares of Common Stock has been reserved for issuance pursuant to the outstanding options assumed. The assumed options will continue to be governed by the terms of the C/2/B Stock Plan and the related stock option agreements. Issuances of additional options pursuant to the C/2/B Stock Plan were discontinued as of the effectiveness of the merger, and no further options will be granted thereunder. The C/2/B Stock Plan is currently administered by the Board of Directors, although the Board may designate a committee to administer the plan. Options granted under the C/2/B Stock Plan are exercisable in full when granted; however, to the extent unvested, the shares issuable upon exercise of an option are subject to a right of repurchase in favor of Inktomi at the exercise price. For employees, the stock options typically vest or the right of repurchase generally lapses as to 1/36th of the granted shares following each month after the first date of employment. In connection with Inktomi's assumption of the options, each of the employees with outstanding options under the C/2/B Stock Plan received an additional nine months of vesting.

  1998 STOCK PLAN. Inktomi's 1998 Stock Plan (the "Stock Plan") provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. A total of 1,000,000 shares of Common Stock has been reserved for issuance under the Stock Plan. The number of shares reserved for issuance under the Stock Plan will be subject to an annual increase every April equal to that number of shares necessary to ensure that 1,000,000 shares are available for issuance thereunder. As of September 30, 1998, options to purchase 692,850 shares of Common Stock were outstanding and 307,150 shares available for future grant. The Stock Plan is currently administered by the Board of Directors, although the Board may designate certain committees to administer the Stock Plan with respect to different groups of service providers. Options and stock purchase rights granted under the Stock Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event of an acquisition of Inktomi. The exercise price of options and stock purchase rights granted under the Stock Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of Inktomi's Common Stock on the date of grant. The Board of Directors may amend, modify or terminate the Stock Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The Stock Plan will terminate in April 2008, unless terminated earlier by the Board of Directors.

  1998 EMPLOYEE STOCK PURCHASE PLAN. Inktomi's 1998 Employee Stock Purchase Plan (the "Purchase Plan") provides employees of Inktomi with an opportunity to purchase Common Stock of Inktomi through accumulated payroll deductions. A total of 300,000 shares of Common Stock have been reserved for issuance under the Purchase Plan, none of which had been issued at September 30, 1998. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase every April equal to that number of shares necessary to ensure that 300,000 shares are available for issuance thereunder. The Purchase Plan will be administered by the Board of Directors of Inktomi or by a committee appointed by the Board. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 20% of an employee's compensation for the first offering period, and up to 15% of an employee's compensation for subsequent offering periods, up to a maximum of $25,000 for all purchases ending within the same calendar year. Employees are eligible to participate if they are customarily employed by Inktomi for at least 20 hours per week and more than five months in any calendar year. Unless the Board of Directors or its committee determines otherwise, each offering period will run for 24 months and will be divided into four consecutive purchase periods of approximately six months. The first offering period and the first purchase period commenced on June 9, 1998, and new 24 month offering periods commence every six months thereafter. In the event of an acquisition of Inktomi, offering and purchase periods then in progress will be shortened and all options automatically exercised. The price at which Common Stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The Board may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The Purchase Plan will terminate in April 2008, unless terminated earlier in accordance with its provisions.

                                  401(K) PLAN

  In 1996, Inktomi adopted a Retirement Savings and Investment Plan (the "401(k) Plan") covering Inktomi's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), so that contributions to the 401(k) Plan by employees or by Inktomi, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Inktomi, if any, will be deductible by Inktomi when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1998) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by Inktomi on behalf of all participants in the 401(k) Plan. To date, Inktomi has not made any contributions to the 401(k) Plan.

                              EMPLOYMENT AGREEMENT

  Inktomi has an employment agreement with David C. Peterschmidt, its President and Chief Executive Officer. The agreement provides for an initial annual salary of $150,000. The agreement is for no specified length of term, and either party has the right to terminate the agreement at any time with or without cause. The agreement does not provide for any mandatory severance, although Inktomi has the right to continue to pay Mr. Peterschmidt his then current salary for up to 12 months following termination of employment, in which case Mr. Peterschmidt may not compete against Inktomi for such time period.

            LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

  Inktomi's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Inktomi's Certificate of Incorporation and Bylaws provide that Inktomi shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. Inktomi believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Inktomi's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  Inktomi has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in Inktomi's Bylaws. These agreements, among other things, provide for indemnification of Inktomi's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Inktomi, arising out of such person's services as a director or executive officer of Inktomi, any subsidiary of Inktomi or any other company or enterprise to which the person provides services at the request of Inktomi. Inktomi believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

  In February 1996, Inktomi issued 751,815 shares of Common Stock to each of Dr. Eric A. Brewer and Paul Gauthier at a cash price of $0.000075 per share. In March 1996, Inktomi issued 1,683,168 shares of Common Stock to each of Dr. Brewer and Mr. Gauthier at a cash price of $0.00075 per share. Dr. Brewer and Mr. Gauthier are each executive officers of Inktomi, and Dr. Brewer is a Director of Inktomi.

  In March 1996, Inktomi LLC, a California limited liability company whose members include Dr. Brewer and Mr. Gauthier, and Dr. Brewer and Mr. Gauthier as individuals, transferred to Inktomi all of their right, title and interest in certain technology in exchange for $100,000 cash and a promissory note of Inktomi in the principal amount of $3,132,759. The assigned technology included all technology developed by any of them directly or indirectly related to scalable web servers built out of commodity workstations and the Myrinet network, a search engine utilizing these scalable Web servers, a "crawler" that scans the Web to locate Web pages for indexing into the search engine database, and any other applications of parallel processing to Web servers, search engines, "crawlers", and related products which have been conceived by any of them. In April 1997, Inktomi LLC and Inktomi entered into an agreement in which Inktomi LLC converted approximately $43,800 of the outstanding principal of the promissory note into a warrant to purchase 417,701 shares of Inktomi's Common Stock at an exercise price of $0.33 per share and forgave all other indebtedness under the promissory note.

  In July 1996, Inktomi entered into an employment agreement with David C. Peterschmidt, Inktomi's President and Chief Executive Officer. The agreement provides for an initial annual salary of $150,000. The agreement is for no specified length of term, and either party has the right to terminate the agreement at any time with or without cause. The agreement does not provide for any mandatory severance, although Inktomi has the right to continue to pay Mr. Peterschmidt his then current salary for up to 12 months following termination of employment, in which case Mr. Peterschmidt may not compete against Inktomi for such time period.

  In January 1997, the Board of Directors granted an option to purchase 66,667 shares of Common Stock at $1.95 per share to John A. Porter in connection with his appointment as a member of Inktomi's Board of Directors. This option was subsequently repriced to $0.45 per share in connection with the stock option repricing program approved by the Board of Directors in May 1997.

  From March 1997 to June 1997, Dennis L. McEvoy worked as a part-time consultant to Inktomi. In exchange for consulting services, Inktomi issued to Mr. McEvoy a stock option to purchase 2,134 shares of Common Stock at $0.45 per share. Mr. McEvoy exercised the stock option in full in July 1997. Mr. McEvoy joined Inktomi full time as Vice President of Development and Support in June 1997.

  In April 1997, Inktomi issued and sold to entities affiliated with Oak Investment Partners ("Oak Partners") 2,405,653 shares of Common Stock at $3.3255 per share and warrants to purchase 801,884 shares of Common Stock at $4.98825 per share. Oak Partners exercised its warrants in full in March 1998 (after assigning warrants to purchase 10,024 shares to a technology partner of Oak Partners, which warrants were subsequently exercised). Oak Partners is a 5% stockholder of Inktomi. Fredric W. Harman is a Managing Partner of the General Partners of the Oak Partners entities and is a Director of Inktomi.

  In December 1997, the Board of Directors granted an option to purchase 50,000 shares of Common Stock at $3.33 per share to Alan F. Shugart in connection with his appointment as a member of Inktomi's Board of Directors.

  In April 1998, Inktomi loaned $666,000 to Vince Vannelli, Vice President of Worldwide Field Operations, in connection with the exercise of his stock options. The loan bears interest at the lowest applicable federal rate and is secured by the shares issued upon exercise of the stock option. All principal and accrued interest under the loan is due and payable in April 2002, or within 90 days following any termination of employment.

  A total of 400 shares and 1,200 shares of Common Stock, respectively, included for sale in this offering by Jerry M. Kennelly, Inktomi's Vice President of Finance and Chief Financial Officer, and Vince Vannelli, Inktomi's Vice President of Worldwide Field Operations, will be subject to the short-swing trading liability requirements of Section 16 under the Securities and Exchange Act of 1934, as amended. These individuals purchased these shares at a purchase price of $18.00 in connection with Inktomi's initial public offering in June 1998. Under the provisions of Section 16, Messrs. Kennelly and Vannelli will be required to pay to Inktomi all "profit" resulting from the sale of such shares in this offering. For Mr. Kennelly, this "profit" will be $46,560, and for Mr. Vannelli, this "profit" will be $139,680. Messrs. Kennelly and Vannelli have agreed that they will pay to Inktomi all such amounts immediately upon the completion of this offering.

  All future transactions, including any loans from Inktomi to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to Inktomi than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to Inktomi with respect to the beneficial ownership of its Common Stock as of September 30, 1998, and as adjusted to reflect the sale of Common Stock offered hereby by (i) each stockholder known by Inktomi to own beneficially more than 5% of the Common Stock, (ii) each of the Named Executive Officers, (iii) each director of Inktomi, (iv) all directors and executive officers as a group, and (v) all other selling stockholders. As of September 30, 1998, there were 23,388,372 shares of Common Stock outstanding.

                            SHARES OF COMMON                 SHARES OF COMMON
                           STOCK BENEFICIALLY            STOCK TO BE BENEFICIALLY
                           OWNED BEFORE SALE                 OWNED AFTER SALE
                               UNDER THIS                       UNDER THIS
                             PROSPECTUS(1)      SHARES       PROSPECTUS(1)(2)
                          --------------------   TO BE   -----------------------------
                           NUMBER   PERCENTAGE  SOLD(2)    NUMBER        PERCENTAGE
                          --------- ---------- --------- -------------- --------------
Entities affiliated with
 Oak Investment
 Partners(3)............  3,197,514    13.7%     500,000      2,697,514         11.4%
 525 University Avenue,
 Suite 1300
 Palo Alto, CA 94301
Fredric W. Harman(4)....  3,197,514    13.7      500,000      2,697,514         11.4
 525 University Avenue,
 Suite 1300
 Palo Alto, CA 94301
Dr. Eric A. Brewer(5)...  2,129,765     9.0      100,000      2,029,765          8.5
 Inktomi Corporation
 1900 S. Norfolk Street,
  Suite 310
 San Mateo, CA 94403
Paul Gauthier(6)........  2,072,563     8.8      150,000      1,922,563          8.0
 Inktomi Corporation
 1900 S. Norfolk Street,
  Suite 310
 San Mateo, CA 94403
David C.
 Peterschmidt(7)........    956,867     4.0       50,000        906,867          3.7
Jerry M. Kennelly(8)....    316,926     1.4       25,000        291,926          1.2
Dennis L. McEvoy(9).....    308,801     1.3       26,880        281,921          1.2
Richard B. Pierce(10)...    385,898     1.6          --         385,898          1.6
Vince Vannelli(11)......    250,000     1.1       20,000        230,000          1.0
John A. Porter(12)......     66,667       *          --          66,667            *
Alan F. Shugart(13).....     50,000       *          --          50,000            *
All directors and
 executive officers as
 a group (11
 persons)(14)...........  9,828,210    39.6      879,180      8,949,030         35.6
Entities affiliated with
 Integral Capital
 Partners(15)...........    373,336     1.6       73,336        300,000          1.3
Artal Services S.A. ....    314,000     1.3      150,000        164,000            *
Seligman Communications
 and Information Fund,
 Inc. ..................    314,000     1.3      314,000            --             *
Scott Walchek...........    278,456     1.2      112,500        165,956            *
All other selling
 stockholders each
 owning less than 1% of
 the total voting power
 prior to this offering
 (82 persons)...........  2,375,963    10.2    1,170,984      1,204,952          5.1

--------
  *  Less than 1% of the outstanding shares of Common Stock.
 (1) Assumes no exercise of Underwriters' over-allotment option.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 1998 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (3) Includes 3,056,973 shares held by Oak Investment Partners VII, Limited Partnership, 78,340 shares held by Oak VII Affiliates Fund, Limited Partnership, and 62,201 shares held by Oak Associates VII, L.L.C. Oak Investment Partners VII, Limited Partnership, is selling 427,073 shares in this offering, Oak VII Affiliates Fund, Limited Partnership, is selling 10,726 shares in this offering and Oak Associates VII, L.L.C. is selling 62,201 shares in this offering.
 (4) Includes 3,056,973 shares held by Oak Investment Partners VII, Limited Partnership, 78,340 shares held by Oak VII Affiliates Fund, Limited Partnership, and 62,201 shares held by Oak Associates VII, L.L.C. Oak Investment Partners VII, Limited Partnership, is selling 427,073 shares in this offering, Oak VII Affiliates Fund, Limited Partnership, is selling 10,726 shares in this offering and Oak Associates VII, L.L.C. is selling 62,201 shares in this offering. Mr. Harman is a Managing Partner of the general partners of the Oak Partners entities and is a Director of Inktomi. He disclaims beneficial ownership of the shares held by the Oak Partners entities except to the extent of his proportionate partnership interest therein.
 (5) Includes 1,904,331 shares held by Dr. Brewer and his wife, Lisa M. Sardegna. Also includes Dr. Brewer's pro rata interest in a warrant held by Inktomi LLC, which pro rata interest equals 175,434 shares. All such shares and warrants are fully vested and are not subject to repurchase by Inktomi. Also includes an option held by Dr. Brewer to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Dr. Brewer ceases to be an employee of Inktomi.
 (6) Includes 1,847,129 shares held by Mr. Gauthier. Also includes Mr. Gauthier's pro rata interest in a warrant held by Inktomi LLC, which pro rata interest equals 175,434 shares. All such shares and warrants are fully vested and are not subject to repurchase by Inktomi. Also includes an option held by Mr. Gauthier to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all of such shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. Gauthier ceases to be an employee of Inktomi.
 (7) Includes 206,667 shares held by David C. Peterschmidt and Roxanne N. Peterschmidt, Trustees of the Peterschmidt Family Trust U/D/T Dtd 12/30/91. Also includes 650,200 shares issuable upon exercise of stock options that are fully vested. Also includes an option held by Mr. Peterschmidt to purchase 100,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. Peterschmidt ceases to be an employee of Inktomi.
 (8) Includes 667 shares held by William Kennelly, Dorothy Kennelly and Jerry Kennelly, as joint tenants, 6,667 shares held by Jerry Kennelly, as trustee for Christopher Kennelly, 6,667 shares held by Jerry Kennelly, as trustee for Michael Kennelly, and 262,925 shares held by Mr. Kennelly. As of September 30, 1998, 118,667 of the shares held by Mr. Kennelly were subject to a right of repurchase by Inktomi at cost in the event
     Mr. Kennelly ceases to be an employee of Inktomi. The right of repurchase lapses at the rate of 4,000 shares per month and lapses in full upon consummation of an acquisition of Inktomi. Also includes an option held by Mr. Kennelly to purchase 40,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. Kennelly ceases to be an employee of Inktomi.
 (9) All shares are held by Mr. McEvoy and his wife, Kim Worsencroft. At September 30, 1998, 123,129 of the shares held by Mr. McEvoy and Ms. Worsencroft were subject to a right of repurchase by Inktomi at cost in the event Mr. McEvoy ceases to be an employee of Inktomi. The right of repurchase lapses at the rate of approximately 3,579 shares per month, and as to all shares upon consummation of an acquisition of Inktomi. Also includes an option held by Mr. McEvoy to purchase 40,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. McEvoy ceases to be an employee of Inktomi.
(10) Includes 44,444 shares held by UTMA: Richard B. Pierce Custodian for Garrett Dean Pierce, 44,444 shares held by UTMA: Audrey Jean Brandt Custodian for Adrianna Jean Brandt Pierce, and 247,010 shares held by The Richard Pierce and Audrey Brandt-Pierce Family Trust. As of September 30, 1998, 126,668 of the shares held by the Pierce Family Trust were subject to a right of repurchase by Inktomi at cost in the event Mr. Pierce ceases to be an employee of Inktomi. The right of repurchase lapses at the rate of 3,333 shares per month and as to an additional 33,333 shares on November 18, 1998. Also includes an option held by Mr. Pierce to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. Pierce ceases to be an employee of Inktomi.
(11) All shares are held by Mr. Vannelli. As of September 30, 1998, 164,000 of the shares held by Mr. Vannelli were subject to a right of repurchase by Inktomi at cost in the event Mr. Vannelli ceases to be an employee of Inktomi. The right of repurchase lapses at the rate of approximately 4,000 shares per month. Also includes an option held by Mr. Vannelli to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998 all shares issuable upon exercise of the option were subject to a right of repurchase at cost in the event Mr. Vannelli ceases to be an employee of Inktomi.

(12) All shares are held by Integra Holdings, L.P. As of September 30, 1998, 16,667 of the shares held by Integra Holdings were subject to a right of repurchase by Inktomi at cost in the event Mr. Porter ceases to be a Director of Inktomi. The right of repurchase lapses at the rate of 2,778 shares per month.
(13) Consists of an option held by Mr. Shugart to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of September 30, 1998, 33,333 of the shares issuable upon exercise of the option were subject to a right of repurchase by Inktomi at cost in the event Mr. Shugart ceases to be a Director of Inktomi. The right of repurchase lapses at the rate of 1,389 shares per month.
(14) Includes 350,868 shares issuable upon exercise of warrants and options to purchase 1,100,200 shares, which options are fully exercisable as of September 30, 1998.
(15) Includes 304,132 shares held by Integral Capital Partners III, L.P., and 69,204 shares held by Integral Capital Partners International III, L.P. Integral Capital Partners III, L.P., is selling 59,743 shares in this offering and Integral Capital Partners International, L.P., is selling 13,593 shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

                                    GENERAL

  Inktomi is authorized to issue 100,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of undesignated Preferred Stock, $0.001 par value. The following description of Inktomi's capital stock does not purport to be complete and is subject to and qualified in its entirety by Inktomi's Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

                                  COMMON STOCK

  As of September 30, 1998, there were 23,388,372 shares of Common Stock outstanding which were held of record by approximately 356 stockholders.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy". In the event of a liquidation, dissolution or winding up of Inktomi, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon the closing of this offering will be fully paid and nonassessable.

                                PREFERRED STOCK

  The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of Inktomi without further action by the stockholders. Inktomi has no present plans to issue any shares of Preferred Stock.

                                    WARRANTS

  At September 30, 1998, there were warrants outstanding to purchase a total of 729,806 shares of Common Stock. Warrants to purchase 200,472 shares at $4.99 per share will expire in April 1999, warrants to purchase 5,120 shares at $11.25 per share will expire in October 1999, warrants to purchase 3,334 shares at $7.50 per share will expire in August 2001, warrants to purchase 417,701 shares at $0.33 per share will expire in April 2002, warrants to purchase 27,778 shares at $17.55 per share will expire in June 2002, warrants to purchase 69,445 shares at $35.10 per share will expire in June 2002 and warrants to purchase 5,956 shares at $5.86 will expire in June 2002.

                              REGISTRATION RIGHTS

  The holders of 11,394,083 shares of Common Stock and the holders of warrants to purchase 200,472 shares of Common Stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between Inktomi and the holders of registrable securities. Under these registration rights, beginning on

December 8, 1998, holders of at least a majority of the then outstanding registrable securities may require on one occasion that Inktomi register their shares for public resale. Inktomi is obligated to register these shares if the holders of a majority of such shares request registration and only if the shares to be registered constitute at least 50% of the then outstanding registrable securities or have an anticipated public offering price of at least $2,000,000. In addition, holders of registrable securities may require on five separate occasions that Inktomi register their shares for public resale on Form S-3 or similar short-form registration, provided Inktomi is eligible to use Form S-3 or similar short-form registration and provided further that the value of the securities to be registered is at least $500,000. Furthermore, in the event Inktomi elects to register any of its shares of Common Stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of Common Stock in the registration, subject however to the right of Inktomi to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by Inktomi. All registration rights will terminate on June 9, 2002, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

  The holders of 964,022 shares of Common Stock (and their permitted transferees) received in connection with the acquisition of C/2/B Technologies are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under these registration rights, in the event Inktomi elects to register any of its shares of Common Stock for purposes of effecting any public offering, the holders of these registrable securities are entitled to include their shares of Common Stock in the registration, subject to the right of Inktomi to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by Inktomi. All registration rights will terminate on September 25, 1999.

      DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Certain provisions of Delaware law and Inktomi's Certificate of Incorporation and Bylaws could make more difficult the acquisition of Inktomi by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Inktomi to first negotiate with Inktomi. Inktomi believes that the benefits of increased protection of Inktomi's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Inktomi outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  Inktomi is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

  Inktomi's Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. The Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of Inktomi. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Inktomi. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding Common Stock.

                          TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Norwest Shareowner Services, South St. Paul, Minnesota.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options and warrants) in the public market following this offering could adversely affect market prices prevailing from time to time and could impair Inktomi's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of Inktomi in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Inktomi to raise equity capital in the future.

  Upon completion of this offering, Inktomi will have outstanding 23,688,372 shares of Common Stock (based upon shares outstanding as of September 30, 1998), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants after September 30, 1998. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of Inktomi as that term is defined in Rule 144 under the Securities Act. In addition, the 2,592,100 shares sold in Inktomi's initial public offering in June 1998 and 791,540 shares released from the lock-up agreements executed by certain stockholders in connection with the initial public offering are freely tradable.

  The remaining 17,304,732 shares of Common Stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. On December 8, 1998, the lock-up agreements relating to Inktomi's initial public offering will expire. On this date, approximately 3,535,655 Restricted Shares will be eligible for resale, subject in some cases to compliance with the volume limitations and other restrictions under Rule 144. In addition, on December 8, 1998, the lock-up agreements will expire as to 384,351 shares held by employees of Inktomi. However, these shares are subject to a right of repurchase in the event of termination of employment. The repurchase option lapses over time in accordance with the vesting schedule for each employee. As the repurchase option lapses, these shares will be eligible for resale in accordance with Rule 701.

  Inktomi's officers, directors, the selling stockholders and certain other stockholders and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any securities of Inktomi that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the lock-up agreement) for a period of 90 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. Upon expiration of the lock-up agreements, approximately 9,735,271 Restricted Shares will be eligible for resale, subject in some cases to compliance with the volume limitations and other restrictions under Rule 144. Of the remaining 3,649,455 shares, 2,685,433 shares will become eligible for sale at various times from February 1999 through June 1999 and 964,022 shares will become eligible for sale on September 25, 1999, subject in some cases to the volume and manner of sale limitations under Rule 144. Any early release of the lock-up agreements by Goldman, Sachs & Co., which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of Inktomi's shares, may not be accompanied by an advance public announcement by Inktomi. In addition, certain holders of Common Stock have the right to include their shares in any future registration of securities effected by Inktomi and to require Inktomi to register their shares for future sale, subject to certain exceptions.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 236,900 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Inktomi. Under Rule 144(k), a person who is not deemed to have been an affiliate of Inktomi at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Inktomi who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares who have not executed lock-up agreements in connection with this offering will be able to sell such shares beginning on December 8, 1998.

  In October 1998, Inktomi filed a Registration Statement on Form S-8 registering 3,297,218 shares of Common Stock subject to outstanding options or reserved for future issuance under its stock plans. As of September 30, 1998, options to purchase a total 2,682,360 shares were outstanding and 3,289,510 shares were reserved for future issuance under Inktomi's stock plans. Common Stock issued upon exercise of outstanding vested options or issued pursuant to the Purchase Plan, other than Common Stock issued to affiliates of Inktomi, is available for immediate resale in the open market.

                             ADDITIONAL INFORMATION

  Inktomi has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Inktomi and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Inktomi is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Inktomi can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of Inktomi is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Inktomi may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for Inktomi by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California. As of the date of this prospectus, WS Investment Company 97A, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owns an aggregate of 12,829 shares of Inktomi's Common Stock.

                                    EXPERTS

  The consolidated balance sheets as of September 30, 1996, 1997 and 1998 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the period from February 2, 1996 (date of incorporation) through September 30, 1996 and the years ended September 30, 1997 and 1998 included in this prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, Independent Accountants, which report is given on the authority of that firm as experts in auditing and accounting.

                              INKTOMI CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Changes in Stockholders' Equity.................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Inktomi Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Inktomi Corporation and its subsidiaries at September 30, 1997 and 1998, and the results of their operations and their cash flows for the period from February 2, 1996 (date of inception) to September 30, 1996, and the years ended September 30, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
San Francisco, California
October 16, 1998

                              INKTOMI CORPORATION

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                             SEPTEMBER 30,
                                                         ----------------------
                                                            1997        1998
                                                         ----------  ----------
                        ASSETS
Current assets
 Cash and cash equivalents.............................  $  7,043.9  $ 28,944.1
 Short-term investments................................         --     18,491.6
                                                         ----------  ----------
 Total cash and cash equivalents and short-term
  investments..........................................     7,043.9    47,435.7
 Accounts receivable, net of allowances of $80.5 and
  $631.7, respectively.................................       829.4     5,080.6
 Prepaid expenses......................................       142.3       500.5
 Other current assets..................................        29.1        50.9
                                                         ----------  ----------
 Total current assets..................................     8,044.7    53,067.7
Property and equipment, net............................     6,912.7    17,361.6
Other assets...........................................       199.4       211.5
                                                         ----------  ----------
 Total assets..........................................  $ 15,156.8  $ 70,640.8
                                                         ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Current portion of notes payable......................  $  2,489.6  $  3,819.6
 Current portion of capital lease obligations..........         --      2,054.3
 Accounts payable......................................     1,028.5     4,884.4
 Accrued liabilities...................................     1,147.5     6,601.0
 Deferred revenue......................................       714.9     1,315.4
                                                         ----------  ----------
 Total current liabilities.............................     5,380.5    18,674.7
 Notes payable.........................................     5,029.4     4,050.1
 Capital lease obligations, less current portion.......         --      4,646.2
                                                         ----------  ----------
 Total liabilities.....................................    10,409.9    27,371.0
Commitments (Note 4 and 14)
 Stockholders' equity
 Convertible preferred stock, $0.001 par value;
  Authorized: 17,080,000 at September 30, 1997 and
  10,000,000 at September 30, 1998; Issued and
  outstanding: 14,938,121 at September 30, 1997 and
  none at September 30, 1998...........................        14.9         --
 Common stock, $0.001 par value; Authorized: 50,000,000
  at September 30, 1997 and 100,000,000 at September
  30, 1998; Outstanding: 5,961,845 at September 30,
  1997 and 23,388,372 at September 30, 1998 ...........         6.0        23.4
 Additional paid-in capital............................    17,728.2    82,385.2
 Deferred compensation and other.......................       909.5    (2,871.7)
 Accumulated deficit...................................   (13,911.7)  (36,267.1)
                                                         ----------  ----------
 Total stockholders' equity............................     4,746.9    43,269.8
                                                         ----------  ----------
 Total liabilities and stockholders' equity............  $ 15,156.8  $ 70,640.8
                                                         ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              INKTOMI CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                 FOR THE PERIOD FROM     FOR THE YEAR ENDED
                              FEBRUARY 2, 1996 (DATE OF     SEPTEMBER 30,
                                 INCEPTION) THROUGH     ----------------------
                                 SEPTEMBER 30, 1996        1997        1998
                              ------------------------- ----------  ----------
Revenues
 Network applications........         $     --          $     60.0  $  7,962.3
 Search services.............             530.1            5,725.1    12,463.6
                                      ---------         ----------  ----------
    Total revenues...........             530.1            5,785.1    20,425.9
Operating expenses
 Cost of revenues............             238.8            1,511.9     4,816.0
 Sales and marketing.........             898.2            7,835.2    21,451.6
 Research and development....           1,482.4            5,133.9    12,172.9
 General and administrative..           1,341.2            1,485.5     3,749.5
 Acquisition-related
  charges....................               --                 --      1,017.8
                                      ---------         ----------  ----------
    Total operating
     expenses................           3,960.6           15,966.5    43,207.8
                                      ---------         ----------  ----------
Operating loss...............          (3,430.5)         (10,181.4)  (22,781.9)
Interest income (expense),
 net.........................            (103.1)            (194.3)      427.3
                                      ---------         ----------  ----------
    Loss before income
     taxes...................          (3,533.6)         (10,375.7)  (22,354.6)
Provision for income taxes...               0.8                1.6         0.8
                                      ---------         ----------  ----------
    Net loss.................         $(3,534.4)        $(10,377.3) $(22,355.4)
                                      =========         ==========  ==========
Basic and diluted net loss
 per share...................         $   (1.88)        $    (0.80) $    (1.15)
                                      =========         ==========  ==========
Weighted average shares
 outstanding used in
 calculating basic and
 diluted net loss per common
 share.......................             1,884             12,977      19,360
                                      =========         ==========  ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                              INKTOMI CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE PERIOD FROM FEBRUARY 2, 1996 (DATE OF INCEPTION)
        THROUGH SEPTEMBER 30, 1996, THE YEAR ENDED SEPTEMBER 30, 1997,
                     AND THE YEAR ENDED SEPTEMBER 30, 1998
                                (IN THOUSANDS)

                            CONVERTIBLE
                          PREFERRED STOCK    COMMON STOCK  ADDITIONAL   DEFERRED
                          -----------------  -------------  PAID-IN   COMPENSATION ACCUMULATED
                           SHARES   AMOUNT   SHARES AMOUNT  CAPITAL    AND OTHER     DEFICIT      TOTAL
                          --------  -------  ------ ------ ---------- ------------ -----------  ---------
Transfer of technology..       --   $  --       --  $ --   $     --    $(3,132.8)  $      --    $(3,132.8)
Issuance of Common
Stock...................                      2,187   2.1       42.9                                 45.0
Issuance of Preferred
Stock...................    10,072    10.1                   4,011.5                              4,021.6
Issuance of Common Stock
warrants................                                                   910.0                    910.0
Exercise of Common Stock
warrants................                        280   0.3      350.3      (319.0)                    31.6
Net loss................                                                             (3,534.4)   (3,534.4)
                          --------  ------   ------ -----  ---------   ---------   ----------   ---------
Balance, September 30,
1996....................    10,072    10.1    2,467   2.4    4,404.7    (2,541.8)    (3,534.4)   (1,659.0)
Exercise of Common Stock
options.................                      1,957   2.0      775.1                                777.1
Issuance of Preferred
Stock, net of issuance
costs of $109...........     4,786     4.7                   9,671.9                              9,676.6
Issuance of Preferred
Stock upon conversion of
note payable............        80     0.1                     199.9                                200.0
Forgiveness of note
payable related to
transfer of technology..                                                 3,132.8                  3,132.8
Issuance of Preferred
Stock warrants..........                                                   490.2                    490.2
Stock options granted to
consultants.............                                                    93.2                     93.2
Exercise of Common Stock
options in exchange for
note receivable.........                        260   0.3      213.4      (213.7)                     --
Unearned compensation in
connection with issuance
of stock options........                                       102.7      (102.7)                     --
Issuance of Common
Stock...................                      1,278   1.3    2,360.5                              2,361.8
Issuance of warrant to
lender..................                                                    51.5                     51.5
Net loss................                                                            (10,377.3)  (10,377.3)
                          --------  ------   ------ -----  ---------   ---------   ----------   ---------
Balance, September 30,
1997....................    14,938    14.9    5,962   6.0   17,728.2       909.5    (13,911.7)    4,746.9
Issuance of Preferred
Stock, net of issuance
costs of $1,128.........     3,298     3.3                  12,883.8                             12,887.1
Exercise of Common Stock
options.................                        523   0.6      561.7                                562.3
Exercise of Common Stock
warrants................                        708   0.7    1,774.6    (1,448.3)                   327.0
Exercise of Preferred
Stock warrants..........     1,225     1.3                   4,070.9                              4,072.2
Conversion of Preferred
Stock to Common Stock...   (19,461)  (19.5)  13,038  13.0        6.5                                  --
Unearned compensation in
connection with issuance
of stock options net of
amortization of $316....                                     2,394.8    (2,078.8)                   316.0
Issuance of Common
Stock, net of issuance
costs of $727...........                      2,900   2.9   41,953.7                             41,956.6
Issuance of Common Stock
warrants................                                                   425.0                    425.0
Exercise of Common Stock
option in exchange for
note receivable.........                        200   0.2      665.8      (666.0)                     --
Issuance of Common Stock
for prepaid
advertising.............                         40   --       284.8                                284.8
Common Stock options
granted to consultants..                                                    35.8                     35.8
Common Stock options
granted and immediately
exercised by
consultants.............                         17   --        60.4                                 60.4
Foreign currency
translation.............                                                   (48.9)                   (48.9)
Net loss................                                                            (22,355.4)  (22,355.4)
                          --------  ------   ------ -----  ---------   ---------   ----------   ---------
Balance, September 30,
1998....................       --   $  --    23,388 $23.4  $82,385.2   $(2,871.7)  $(36,267.1)  $43,269.8
                          ========  ======   ====== =====  =========   =========   ==========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              INKTOMI CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                  FOR THE PERIOD FROM     FOR THE YEAR ENDED
                               FEBRUARY 2, 1996 (DATE OF     SEPTEMBER 30,
                                  INCEPTION) THROUGH     ----------------------
                                  SEPTEMBER 30, 1996        1997        1998
                               ------------------------- ----------  ----------
 Cash flows from operating
  activities:
  Net loss...................          $(3,534.4)        $(10,377.3) $(22,355.4)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities
  Depreciation and
   amortization..............              336.1            1,393.4     3,739.3
  Provision for doubtful
   accounts..................               50.0               30.5       551.2
  Non-cash expenses..........              390.0              144.7       521.2
  Unearned compensation......                --                 --        316.0
  Changes in operating
   assets and liabilities
   Accounts receivable.......             (177.8)            (732.1)   (4,802.4)
   Prepaid expenses and
    other assets.............              (86.4)            (284.4)     (107.3)
   Accounts payable..........              388.7              226.5     2,383.4
   Deferred revenue..........                --               714.8       600.5
   Accrued liabilities and
    other....................              458.2              689.1     5,501.5
                                       ---------         ----------  ----------
    Net cash used in
     operating activities....           (2,175.6)          (8,194.8)  (13,652.0)
 Cash flows from investing
  activities:
  Purchases of short-term
   investments...............                --                 --    (31,283.2)
  Proceeds from maturities of
   short-term investments....                --                 --     12,791.6
  Purchase of property and
   equipment.................           (2,226.8)          (6,001.9)   (6,703.9)
  Proceeds from sale of
   equipment.................                --                 --        927.6
                                       ---------         ----------  ----------
    Net cash used in
     investing activities....           (2,226.8)          (6,001.9)  (24,267.9)
 Cash flows from financing
  activities:
  Proceeds from notes
   payable...................              500.0            9,786.4     2,646.9
  Repayments on notes
   payable...................             (300.0)          (2,267.4)   (2,296.1)
  Payments on obligations
   under capital leases......                --                 --       (335.9)
  Proceeds from issuance of
   Preferred Stock, net......            3,631.6           10,166.7    12,887.1
  Proceeds from exercise of
   stock options and
   warrants..................               31.5              777.0     4,961.5
  Proceeds from issuance of
   Common Stock..............               45.1            2,361.8    41,956.6
  Proceeds from issuance of
   warrants..................              910.0                0.3         --
                                       ---------         ----------  ----------
    Net cash provided by
     financing activities....            4,818.2           20,824.8    59,820.1
                                       ---------         ----------  ----------
 Increase in cash and cash
  equivalents................              415.8            6,628.1    21,900.2
 Cash and cash equivalents at
  beginning of period........                --               415.8     7,043.9
                                       ---------         ----------  ----------
 Cash and cash equivalents at
  end of period..............          $   415.8         $  7,043.9  $ 28,944.1
                                       =========         ==========  ==========
 SUPPLEMENTAL DISCLOSURES OF
    CASH FLOW INFORMATION:
 Technology acquired for
  notes payable..............          $ 3,132.8         $      --   $      --
                                       =========         ==========  ==========
 Accounts payable related to
  purchase of property and
  equipment..................          $     --          $    413.4  $  1,472.5
                                       =========         ==========  ==========
 Foregiveness of note payable
  related to technology
  acquired...................          $     --          $  3,132.8  $      --
                                       =========         ==========  ==========
 Preferred Stock issued as
  compensation for services
  received...................          $   390.0         $      --   $      --
                                       =========         ==========  ==========
 Exercise of Common Stock
  options in exchange for
  note receivable............          $     --          $     93.2  $    666.0
                                       =========         ==========  ==========
 Stock options issued as
  compensation for services
  rendered...................          $     --          $     93.2  $     35.8
                                       =========         ==========  ==========
 Conversion of note payable
  into Preferred Stock.......          $     --          $    200.0  $      --
                                       =========         ==========  ==========
 Assets acquired under
  capital lease..............          $     --          $      --   $  6,939.4
                                       =========         ==========  ==========
 Common Stock issued in
  exchange for prepaid
  advertising................          $     --          $      --   $    284.8
                                       =========         ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              INKTOMI CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES:

 ORGANIZATION:

  Inktomi was incorporated in February 1996 to develop and market scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. From February 1996 to May 1996, Inktomi's operations consisted primarily of start-up activities, including research and development of Inktomi's core coupled cluster software architecture and dataflow technology, personnel recruiting and capital raising. In May 1996, Inktomi released the first commercial application based on its core technology, a search engine that enables customers to provide a variety of Internet search services to end users. In December 1997, Inktomi began licensing Traffic Server, Inktomi's second application, a large-scale network cache designed to address capacity constraints in high-traffic network routes. In September 1998, Inktomi initiated its third application through its acquisition of C/2/B Technologies Inc. ("C/2/B"), a developer of online shopping technology. The Company issued 1,891,314 shares of its Common Stock in exchange for all of the outstanding shares of C/2/B. C/2/B recognized no revenues since inception, raised $5.9 million through various stock issuances, and recorded losses of $1.7 million and $5.0 million for the years ended September 30, 1997 and 1998 respectively. The transaction was accounted for as a pooling of interests. Financial results for all periods have been restated to reflect combined operations.

 REVERSE STOCK SPLIT:

  In May 1998, the Board of Directors and stockholders approved a 2:3 reverse stock split of the Company's Common Stock. All share and per share information in the accompanying consolidated financial statements and notes thereto have been restated for the stock split.

 USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Inktomi Limited, a United Kingdom subsidiary formed in October 1997, and C/2/B Technologies Inc., incorporated in June 1996. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

 CASH AND CASH EQUIVALENTS:

  Cash and cash equivalents are stated at cost, which approximates fair value. The Company includes in cash equivalents all highly liquid investments which mature within three months of their purchase date. Cash equivalents consist primarily of commercial paper, other debt instruments and money market funds.

 SHORT-TERM INVESTMENTS:

  Short-term investments are comprised primarily of debt securities and are classified as available-for-sale investments. Due to the short-term nature of such investments, carrying value approximates fair value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded using the specific identification method. All investments have maturity dates from three to nine months.

                              INKTOMI CORPORATION

 PROPERTY AND EQUIPMENT:

  Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, generally three years. Any gains or losses on the disposal of property and equipment are recorded in the year of disposition.

 SOFTWARE DEVELOPMENT COSTS:

  Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility which, for the Company, is upon completion of a working model. To date, all such amounts have been insignificant, and accordingly, the Company has charged all software development costs and research and development costs to expenses.

 INCOME TAXES:

  Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

 IMPAIRMENT OF LONG-LIVED ASSETS:

  The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date. The Company will assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

 REVENUE RECOGNITION:

  Inktomi generates search services revenues through a variety of contractual arrangements, which include per-query search fees, search service hosting fees, advertising revenue, license fees and/or maintenance fees. Per-query, hosting and maintenance fees revenues are recognized in the period earned, and advertising revenues are recognized in the period that the advertisement is displayed. A significant portion of the Company's search advertising revenues are from a search service that is maintained by the Company and marketed by Wired Digital, Inc. ("Wired"). Revenues from this agreement are recorded in full and amounts allocable to the partner for marketing costs are included in sales and marketing expenses.

                              INKTOMI CORPORATION

  A portion of the advertising on the Wired search site is exchanged for advertisements on the web sites of other companies. These revenues and marketing expenses are recorded at the fair value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Wired site, and expense from barter transactions is recognized when advertisements are delivered on the other companies' web sites. Barter revenues and expenses were approximately $133,000, $1,580,000 and $1,810,000 for the period from February 2, 1996 (date of inception) through September 30, 1996 and for the years ended September 30, 1997 and 1998, respectively.

  Network applications revenues represent primarily license, maintenance, upgrade and distribution fees for the Company's Traffic Server product. License and distribution fees are typically recognized when the software is delivered and all significant obligations have been met. Maintenance and upgrade revenues are recognized pro-rata over the life of support and upgrade agreements.

 COMPUTATION OF HISTORICAL NET LOSS PER SHARE:

  Basic and diluted net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, comprising the incremental common shares issuable upon the exercise of stock options and warrants have not been included as such shares are anti-dilutive.

 BUSINESS RISK AND CONCENTRATION OF CREDIT RISK:

  The Company operates in the Internet industry, which is new, rapidly evolving and intensely competitive.

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments (including money market accounts). The Company places its temporary cash investments with two major financial institutions and such deposits exceed federally insured limits.

  The Company performs ongoing credit evaluations, does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the period from February 2, 1996 (date of inception) through September 30, 1996, one customer accounted for 90% of total revenue. For the year ended September 30, 1997, three customers accounted for approximately 79%, 6% and 13%, respectively, of all revenue generated by the Company, and 62%, 37% and 0% of accounts receivable at September 30, 1997, respectively. For the year ended September 30, 1998, four customers represented 35%, 16%, 14% and 12%, respectively, of all revenue generated by the Company, and 10%, 0%, 22% and 8% of accounts receivable at September 30, 1998, respectively.

 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

  In June 1997, the Financial Accounting Standards Board issued SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. The difference between net loss, as reported, and comprehensive income relates solely to the change in the cumulative translation adjustment for the respective periods which were not material to these financial statements.

                              INKTOMI CORPORATION

  During 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, effective for the year ended September 30, 1999. The Company is currently determining the disclosures that may be required under this pronouncement.

(2) PROPERTY AND EQUIPMENT:

  Property and equipment consists of (in thousands):

                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1997     1998
                                                             -------- ---------
   Property and equipment, net
     Computer equipment..................................... $8,047.1 $21,216.8
     Furniture and fixtures.................................    448.9   1,243.8
     Leasehold improvements.................................     65.8     289.4
                                                             -------- ---------
                                                              8,561.8  22,750.0
     Less: accumulated depreciation and amortization........  1,649.1   5,388.4
                                                             -------- ---------
                                                             $6,912.7 $17,361.6
                                                             ======== =========

  In May 1997, the Company recognized a loss for the abandonment of leasehold improvements with a cost of $80,457 and accumulated amortization of $34,542 due to a corporate relocation. Assets acquired under capitalized lease obligations are included in computer equipment and furniture and fixtures and totaled $0 and $6,939,400 (including equipment previously purchased), with related amortization of $0 and $335,900 as of September 30, 1997 and 1998, respectively.

(3) INCOME TAXES:

  The principal items accounting for the difference between the income tax benefits computed using the United States statutory rate and the provision for income taxes is as follows (in thousands):

                                                  YEAR ENDED SEPTEMBER 30,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
   Federal tax benefit at statutory rate....... $(1,201.4) $(2,944.6) $(7,600.6)
   State taxes, net of federal tax effect......    (214.8)    (526.7)  (1,299.6)
   Research and experimentation credits........     (56.7)     (75.4)    (468.6)
   Unutilized net operating losses.............   1,473.7    3,548.3    9,369.6
                                                ---------  ---------  ---------
                                                $     0.8  $     1.6  $     0.8
                                                =========  =========  =========

  Net deferred tax assets comprise (in thousands):

                                                           SEPTEMBER 30,
                                                        ---------------------
                                                          1997        1998
                                                        ---------  ----------
   Net operating loss carryforwards--federal and
    state.............................................  $ 4,005.7  $ 12,576.0
   Research and experimentation credit carryforwards..      132.2     1,087.3
   Other liabilities and reserves.....................       83.5       634.0
   Property and equipment.............................     (210.0)     (662.5)
   Acquired technology................................      593.2       173.3
   Deferred revenue...................................      356.6       523.8
   Valuation allowance................................   (4,961.2)  (14,331.9)
                                                        ---------  ----------
       Net deferred tax asset.........................  $     --   $      --
                                                        =========  ==========

                              INKTOMI CORPORATION

  Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets.

  At September 30, 1998, the Company had the following carryforwards available to reduce future taxable income and income taxes (in thousands):

                                                                      1998
                                                                 ---------------
                                                                 FEDERAL  STATE
                                                                 ------- -------
   Net operating loss carryforwards............................. $31,524 $31,869
   Research and experimentation credit carryforwards............     718     370

  The federal and state net operating loss carryforwards expire through 2018 and 2003, respectively, and the research and experimentation credits expire through 2003.

  For federal and state tax purposes, the Company's net operating loss and research and experimentation credit carryforwards could be subject to certain limitations on annual utilization if certain changes in ownership were to occur, as defined by federal and state tax laws.

(4) NOTES PAYABLE AND LINE OF CREDIT (IN THOUSANDS):

                                                              SEPTEMBER 30,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
   Bank line (1).......................................... $     --   $     --
   Bank equipment notes (2)...............................   1,750.0    3,388.9
   Bank term note (3).....................................   1,833.3    1,166.7
   Other bank note (4)....................................       --       490.0
   Notes payable (5)......................................   3,396.4    2,444.1
   Other notes payable (6)................................     539.3      380.0
                                                           ---------  ---------
                                                             7,519.0    7,869.7
   Less current portion...................................  (2,489.6)  (3,819.6)
                                                           ---------  ---------
                                                           $ 5,029.4  $ 4,050.1
                                                           =========  =========

--------
(1) The Company has a $2,500,000 revolving line of credit collateralized by substantially all assets. Amounts borrowed under the line require monthly payments at prime (8.5% at September 30, 1998) and any unpaid principal and interest will be due on May 1, 1999. The Company also has $5,000,000 of additional unused availability under an equipment loan facility with the same bank. Borrowings under the facility are repayable in 36 equal monthly installments plus interest at 0.25% over prime (8.75% at September 30, 1998). At September 30, 1998 the Company had no borrowings outstanding. The master bank credit agreement requires the Company to comply with certain financial covenants related to working capital, tangible net worth, debt service coverage and liquidity coverage. Pursuant to the agreement, the Company may not distribute cash dividends. As of September 30, 1998, the Company was in compliance with the covenants.
(2) The bank equipment notes include two loans. The first loan for $1,750,000 has monthly payments of interest only until May 1998 and then payable in equal monthly payments of $48,611 plus interest at 0.5% over prime (9.0% at September 30, 1998) through April 2001. The second loan for $2,000,000 has monthly payments of $55,556 plus interest at 0.25% over prime (8.75% at September 30, 1998) through June 2001. The notes have collateralization and covenant requirements consistent with the bank line of credit as described above.
(3) The bank term note is payable in equal monthly payments of $55,556 plus interest at 0.5% over prime (9.0% at September 30, 1998) through June 2000. The note has collateralization and covenant requirements consistent with the bank line of credit as described above.
(4) The other bank note consists of a term note obtained by C/2/B Technologies Inc., an Inktomi subsidiary. The maturity of this note was accelerated with the change of control of C/2/B Technologies in September 1998. The note is payable in full by November 1998 and requires payment with interest at prime (8.5% at September 30, 1998).

                              INKTOMI CORPORATION

(5) The two notes payable are payable in equal monthly payments of $102,895 and $4,741 which includes interest of 5.7% and 5.6% through September 2000 and November 2000, respectively. The notes are collateralized by all equipment purchased with the proceeds from the notes.
(6) Other notes payable are payable in equal monthly payments totaling $19,680 through March 2000, with a final balloon payment of $60,000. The notes payments include interest of 18.0%. The notes are collateralized by all equipment purchased with the proceeds from the notes.

  Scheduled maturities of long-term debt at September 30, 1998 are as follows:

   Years ending:
     September 30, 1999................................................ $3,819.6
     September 30, 2000................................................  3,151.8
     September 30, 2001................................................    898.3
                                                                        --------
                                                                        $7,869.7
                                                                        ========

  The carrying value of notes payable approximated fair value as such debt agreements were recently negotiated.

(5) ACCRUED LIABILITIES:

  Accrued liabilities comprise (in thousands):

                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Accrued payroll, vacation and bonuses..................... $1,078.9 $3,814.9
   Other accrued liabilities.................................     68.6  2,786.1
                                                              -------- --------
       Total accrued liabilities............................. $1,147.5 $6,601.0
                                                              ======== ========

(6) COMMITMENTS:

  The Company has entered into noncancellable operating leases for office space and equipment and capital leases for equipment with original terms ranging from six to 60 months. The future minimum lease payments under these leases at September 30, 1998 are as follows (in thousands):

                                                             OPERATING CAPITAL
                                                              LEASES    LEASES
                                                             --------- --------
   Years ending September 30:
     1999................................................... $ 4,311.6 $2,694.0
     2000...................................................   2,224.2  2,677.6
     2001...................................................   1,992.6  2,504.7
     2002...................................................   1,480.8     13.9
     and thereafter.........................................   1,478.2      --
                                                             --------- --------
   Total minimum lease payments............................. $11,487.4  7,890.2
                                                             =========
   Less amount representing interest........................            1,189.7
                                                                       --------
   Present value of minimum lease payments..................            6,700.5
   Less current portion.....................................            2,054.3
                                                                       --------
                                                                       $4,646.2
                                                                       ========

  Rent expense for the period from inception through September 30, 1996 and the years ended September 30, 1997 and 1998 were $83,886, $372,700 and $1,475,300, respectively.

                              INKTOMI CORPORATION

(7) STOCKHOLDERS' EQUITY:

  In June 1998, all 19.5 million shares of Preferred Stock were converted into
13.0 million shares of Common Stock of the Company.

  In June 1998, the stockholders of the Company approved an amendment to the Company's certificate of incorporation authorizing 10,000,000 shares of undesignated Preferred Stock of which the Board of Directors has the authority to issue and to determine the rights, preferences and privileges.

  In June 1998, the Company raised $42.0 million, net of issuance costs, from an initial public offering of 2,356,497 shares of Common Stock and other stock offerings.

(8) OTHER EQUITY:

  Other equity includes (in thousands):

                                                              SEPTEMBER 30,
                                                            -------------------
                                                              1997      1998
                                                            --------  ---------
   Deferred Compensation................................... $ (102.7) $(2,181.5)
   Warrants issued and options granted to consultants......  1,225.9      358.4
   Shareholder loans.......................................   (213.7)    (999.7)
   Cumulative foreign exchange adjustment..................      --       (48.9)
                                                            --------  ---------
       Total deferred compensation and equity.............. $  909.5  $(2,871.7)
                                                            ========  =========

(9) WARRANTS:

  In 1997 and 1998, the Company issued warrants to purchase Common Stock to investors, a customer and financial providers. At September 30, 1998 the following are outstanding:

                           SHARES OF     AGGREGATE
                          COMMON STOCK EXERCISE PRICE     EXPIRATION DATES
                          ------------ -------------- -------------------------
   Common Stock..........   417,701      $  137,841          April 2002
   Common Stock..........   208,926      $1,082,000   April 1999 to August 2001
   Common Stock..........   103,179      $2,959,937           June 2002

(10) STOCK OPTIONS:

  Pursuant to the Inktomi Corporation 1998 Stock Plan, its 1996 Equity Incentive Plan and the C/2/B Technologies Inc. 1997 Stock Plan (the "Plans") as amended, employees, directors and consultants of the Company may be granted options to purchase shares of Common Stock. At September 30, 1998, 1,000,000 shares of Common Stock were reserved under the 1998 plan. At September 30, 1998, shares were no longer available for issue from the 1996 and 1997 plans. Options granted under the Plans include incentive stock options and nonqualified stock options. All stock options granted under the Plans are exercisable but subject to repurchase at cost in the event that the individual ceases to be an employee or provide services to the Company. Repurchase rights lapse according to various vesting schedules (generally over 50 months for the 1996 and 1998 plans, and generally over 36 months for the 1997 plan). Prior to the adoption of the Plans, the Company granted nonqualified stock options to purchase Common Stock to certain employees and consultants.

                              INKTOMI CORPORATION

  A summary of the activity under all Plans is set forth below (in thousands, except per share amounts):

                                           EXERCISE   AGGREGATE     WEIGHTED
                                          PRICE PER   EXERCISE      AVERAGE
                                 SHARES     SHARE       PRICE    EXERCISE PRICE
                                 ------  ------------ ---------  --------------
   Outstanding at February 2,
    1996.......................     --            --  $     --          --
   Granted.....................   2,361  $0.11- $0.45     899.2     $ 0.381
   Canceled....................    (180) $0.11- $0.45     (69.7)      0.387
                                 ------  ------------ ---------     -------
   Outstanding at September 30,
    1996.......................   2,181  $0.11- $0.45     829.5       0.380
   Granted.....................   2,145  $0.33- $1.95   1,260.0       0.587
   Exercised...................  (2,217) $0.11- $1.38    (990.8)      0.447
   Canceled....................    (174)    $0.45         (78.0)      0.451
                                 ------  ------------ ---------     -------
   Outstanding and exercisable
    at September 30, 1997......   1,935  $0.11- $1.95   1,020.7       0.527
   Granted.....................   1,666  $3.33-$53.75  36,672.2      22.012
   Exercised...................    (740) $0.11-$10.50  (1,288.7)      1.741
   Canceled....................    (179) $0.45-$18.00    (211.4)      1.181
                                 ------  ------------ ---------     -------
   Outstanding and exercisable
    at September 30, 1998......   2,682  $0.11-$53.75 $36,192.8     $13.495
                                 ======               =========

  At September 30, 1998, options to purchase 956,872 shares were fully vested. Of the stock options exercised, 1,714,502 shares were no longer subject to repurchase.

  The following table summarizes information with respect to stock options outstanding at September 30, 1998:

                         OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                  --------------------------------- --------------------
                                WEIGHTED
                                AVERAGE    WEIGHTED             WEIGHTED
     RANGE OF       NUMBER     REMAINING   AVERAGE    NUMBER    AVERAGE
     EXERCISE     OUTSTANDING CONTRACTUAL  EXERCISE EXERCISABLE EXERCISE
      PRICES      AT 9/30/98  LIFE (YEARS)  PRICE   AT 9/30/98   PRICE
     --------     ----------- ------------ -------- ----------- --------
    $0.11-$0.45      1,248        8.08      $ 0.42     1,248     $ 0.42
   $1.38-$13.00        738        9.37      $ 6.04       738     $ 6.04
   $18.00-$53.75       696        9.88      $44.75       696     $44.75

  The following information concerning the Plans is provided in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for the Plans in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations.

                              INKTOMI CORPORATION

  The fair value of each employee and director stock option grant has been estimated on the date of grant using the minimum value method for grants in the period February 2, 1996 (date of inception) to September 30, 1996, and the year ended September 30, 1997. For the year ended September 30, 1998, the fair value has been estimated using the Black-Scholes Option Pricing Model. The following assumptions were used in determining the fair value of options granted:

                                                        SEPTEMBER 30,
                                             -----------------------------------
                                                1996        1997        1998
                                             ----------- ----------- -----------
   Risk-free interest rates................. 6.48%-6.60% 6.00%-6.47% 5.47%-6.60%
   Expected Life............................      5           5           5
   Dividends................................     $0          $0          $0
   Volatility...............................     0%          0%         140%

  The following comprises the pro forma information pursuant to the provisions of SFAS No. 123 (in thousands):

                                                       SEPTEMBER 30,
                                              ---------------------------------
                                                1996        1997        1998
                                              ---------  ----------  ----------
   Net loss--Historical...................... $(3,534.4) $(10,377.3) $(22,355.4)
   Net loss--Pro Forma....................... $(3,575.1) $(10,751.7) $(23,875.8)

  These pro forma amounts may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards are generally made each year.

  In connection with the completion of the Company's initial public offering, certain options granted in 1997 and 1998 have been considered to be compensatory. Compensation associated with such options for the years ended September 30, 1997 and September 30, 1998 amounted to $102,725 and $2,394,800, respectively. Of these amounts, $316,000 were charged to operations for the year ended September 30, 1998 and $2,181,525 will be charged to operations during the remaining period to 2002.

(11) RELATED PARTY TRANSACTION:

  In April 1998, the Company provided a loan to a corporate officer to exercise Common Stock options. The loan totaled $666,000 and is repayable to the Company in April 2002, plus interest at a rate of 5.69%. The loan is collateralized by the underlying Common Stock purchased.

(12) 401(K) PROFIT SHARING PLAN:

  In May 1996, the Company established a 401(k) Profit Sharing Plan (the "401(k) Plan") which covers substantially all employees. Under the 401(k) Plan, employees are permitted to contribute up to 20% of gross compensation not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by the Company. No contributions have been made by the Company during the period ended September 30, 1998.

                              INKTOMI CORPORATION

(13) EARNINGS PER SHARE ("EPS"):

  The following is a reconciliation of the numerator and denominator used to determine basic and diluted EPS (in thousands, except per share amounts):

                               FOR THE PERIOD FROM
                                FEBRUARY 2, 1996
                               (DATE OF INCEPTION)
                                     THROUGH       YEAR ENDED SEPTEMBER 30,
                                  SEPTEMBER 30,    --------------------------
                                      1996             1997          1998
                               ------------------- ------------  ------------
   Numerator -- Basic and
    Diluted EPS
     Net loss.................      $(3,534.4)     $  (10,377.3) $  (22,355.4)
                                    =========      ============  ============
   Denominator -- Basic and
    Diluted EPS
     Weighted average Common
      Stock outstanding.......          1,884            12,977        19,360
                                    =========      ============  ============
   Basic and diluted loss per
    common share..............      $   (1.88)     $      (0.80) $      (1.15)
                                    =========      ============  ============

(14) SUBSEQUENT EVENTS:

  In October 1998, the Company signed a lease for new office space located in Foster City, California. This lease is anticipated to commence on June 8, 1999, for a duration of 11 years thereafter. During the term of the lease, Inktomi is to occupy a total of 177,147 square feet, incurring a minimum lease obligation of $79,928,000. In connection with this lease agreement, Inktomi paid a cash security deposit of $1,308,000 in October 1998 and is obligated to provide a supplemental deposit in the form of a letter of credit in the amount of $4,844,000 by January 1999.

  In October 1998, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission covering the proposed sale of additional shares of its Common Stock to the public.

                                  UNDERWRITING
  Inktomi, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BT Alex. Brown Incorporated, Hambrecht & Quist LLC, and Merrill Lynch & Co. are the representatives of the Underwriters.

                              Underwriters                          Number of Shares
                              ------------                          ----------------
  Goldman, Sachs & Co. ...........................................       600,000
  BT Alex. Brown Incorporated.....................................       600,000
  Hambrecht & Quist LLC...........................................       600,000
  Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...........................................       600,000
  BancBoston Robertson Stephens Inc. .............................       125,000
  NationsBanc Montgomery Securities LLC...........................       125,000
  Advest, Inc. ...................................................        70,000
  Dain Rauscher Wessels,
       a division of Dain Rauscher Incorporated...................        70,000
  Jesup & Lamont Securities Corporation...........................        70,000
  SoundView Technology Group, Inc. ...............................        70,000
  Sutro & Co. Incorporated........................................        70,000
                                                                       ---------
    Total.........................................................     3,000,000
                                                                       =========

                               ----------------

  The Underwriters are committed to take and pay for all of the shares indicated in the table above, if any are taken.

  If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 450,000 shares from Inktomi to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Inktomi and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 450,000 additional shares.

                              Paid by the Company
                              -------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share............................................. $      5.60  $      5.60
Total................................................. $ 1,680,000  $ 4,200,000
                        Paid by the Selling Stockholders
                        --------------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share............................................. $      5.60  $      5.60
Total................................................. $15,120,000  $15,120,000

  BT Alex. Brown Incorporated acted as placement agent in connection with Inktomi's Series E Preferred Stock private placement financing in February 1998. In this private placement, certain affiliates of Hambrecht & Quist LLC purchased an aggregate of 117,647 shares of Series E Preferred Stock of Inktomi on the same terms as other investors in the private placement, for a total purchase price of $499,999.75. These shares converted into 78,432 shares of Common Stock in connection with Inktomi's initial public offering consummated in June 1998. The purchase of such shares was deemed by the National Association of Securities Dealers, Inc. to constitute underwriting compensation in connection with Inktomi's initial public offering in June 1998. As a result, such affiliates of Hambrecht & Quist LLC agreed that they will not sell, transfer, assign or hypothecate such shares until June 9, 1999, except to officers or partners (not directors) of the underwriter and members of the selling group and/or their officers or partners.

  Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $3.35 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

  Inktomi and the selling stockholders have agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

  In connection with the offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

  The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Inktomi estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

  Inktomi and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Heading: "Inktomi: Scaling the Internet"



                                   [ART WORK]

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.



                               ----------------



                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   4
Use of Proceeds..........................................................  13
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Corporate Information....................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  41
Certain Transactions.....................................................  50
Principal and Selling Stockholders.......................................  52
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  58
Additional Information...................................................  60
Legal Matters............................................................  60
Experts..................................................................  61
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1






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                               3,000,000 Shares

                              INKTOMI CORPORATION

                                 Common Stock

                               ----------------

                                [INKTOMI LOGO]

                               ----------------

                             GOLDMAN, SACHS & CO.

                                BT ALEX. BROWN

                               HAMBRECHT & QUIST

                              MERRILL LYNCH & CO.

                      Representatives of the Underwriters

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